SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2006

On May 12, 2006, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2006. Attached hereto are a copy of a press release and supplemental data, both dated May 12, 2006, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2007. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release and the supplemental data were prepared on the basis of generally accepted accounting principles in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of generally accepted accounting principles in Japan. The financial results for the fiscal year ended March 31, 2006 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections for the fiscal year ending March 31, 2007 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Investor Relations Office Department IV

Date: May 12, 2006

Consolidated Financial Results Release	May 12, 2006
For the Year Ended March 31, 2006	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Date of meeting of the board of directors for approval of consolidated financial statements: May 12, 2006

Adoption of U.S. GAAP: Yes

1.	Consolidated Financial Results for the Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

			(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Year ended March 31, 2006	10,741,136	(0.6%)	1,190,700	(1.7%)	1,305,863	(24.2%)
Year ended March 31, 2005	10,805,868	(2.6%)	1,211,201	(22.4%)	1,723,312	12.8%

	Net Income (Loss)		Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Income (Loss) before Income Taxes Margin (Ratio of Income (Loss) before Income Taxes to Operating Revenues)
Year ended March 31, 2006	498,685	(29.8)%	34,836.42 (yen	)	- (yen	)	7.4%	6.9%	12.2%
Year ended March 31, 2005	710,184	10.3%	45,891.26 (yen	)	- (yen	)	10.8%	8.9%	15.9%

Notes:

1. Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2006:	(18,575) million yen
	For the year ended March 31, 2005:	(8,985) million yen
2. Weighted average number of shares outstanding (consolidated):
	For the year ended March 31, 2006:	14,315,049 shares
	For the year ended March 31, 2005:	15,475,366 shares
3. Change in accounting policy: No
4. Percentages above represent changes from the previous year.

(2) Consolidated Financial Position

			(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2006	18,886,195	6,779,526	35.9%	490,493.28 (yen)
March 31, 2005	19,098,584	6,768,603	35.4%	453,059.74 (yen)

Note: Number of shares outstanding at end of year (consolidated):	March 31, 2006:	13,821,853 shares
	March 31, 2005:	14,939,758 shares

(3) Consolidated Cash Flows

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	(Millions of yen) Cash and Cash Equivalents at End of Year
Year ended March 31, 2006	3,242,896	(2,077,262)	(1,139,903)	1,410,837
Year ended March 31, 2005	2,829,813	(1,768,361)	(1,111,963)	1,381,959

(4) Numbers of Consolidated Subsidiaries and Affiliated Companies Accounted for Under the Equity Method

The number of consolidated subsidiaries:	425
The number of unconsolidated subsidiaries accounted for under the equity method:	1
The number of affiliated companies accounted for under the equity method:	99

(5) Changes of Reporting Entities

The number of consolidated subsidiaries added:	79
The number of consolidated subsidiaries removed:	51
The number of companies accounted for under the equity method added:	14
The number of companies accounted for under the equity method removed:	59

2.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

		(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	10,800,000	1,175,000	500,000

(Reference) Expected Earnings per Share (Year ending March 31, 2007):    36,174.60 yen

Note: With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 19.

1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications, long distance and international communications, mobile communications, and data communications.

The businesses of the consolidated subsidiaries of NTT and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo), NTT DATA Corporation (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), Plala Networks Inc., NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT-ME CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT EAST–TOKYOMINAMI CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, and 102 other companies.

(2) Long Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, and related ancillary services pertaining to inter-prefectural communications services and international communications services.

The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Verio Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Milletechno, Inc., HKNet Company Limited, NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, PT. NTT Indonesia, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., NTT NaviSpace Corporation, and 25 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services, PHS services, and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., and 83 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA SYSTEMS CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA TECHNOLOGY CORPORATION, NTT DATA CREATION CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA MANAGEMENT SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., and 78 other companies.

(5) Other Business

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT Resonant Inc., NTT FACILITIES, INC., NTT BUSINESS ASSOCIE Corporation, NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Electronics Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 60 other companies.

Group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer
NTT GROUP
<Regional Communications Businesses>
NTT East
NTT West
〈Regional Communications Support Group〉
· Regional Communications Related Businesses
NTT EAST-TOKYOMINAMI CORPORATION
NTT-ME CORPORATION
NTT MARKETING ACT CORPORATION
NTT MARKETING ACT KANSAI CORPORATION
NTT NEOMEIT CORPORATION
NTT NEOMEIT KANSAI CORPORATION
· Engineering Businesses
NTT INFRASTRUCTURE NETWORK CORPORATION
AIREC ENGINEERING CORPORATION
· Telephone Directory Businesses
NTT DIRECTORY SERVICES Co.
NTT BUSINESS INFORMATION SERVICE, INC
· Telemarketing Businesses
NTT Solco Corporation
· Internet Related Businesses
Plala Networks Inc.
· Others
NTT CARD SOLUTION Inc.
and others
<Long Distance and International Communications Businesses>
NTT Communications
〈International companies〉
NTT America, Inc.
NTT AUSTRALIA PTY. LTD.
NTT EUROPE LTD.
NTT MSC SDN BHD
NTT COM ASIA LIMITED
NTT Communications (Thailand) Co., Ltd.
NTT Taiwan Ltd.
NTT do Brasil Telecomunicações Ltda.
NTT KOREA Co., Ltd.
PT. NTT Indonesia
〈Long Distance and International Communications Support Group〉
· Internet Related Businesses
NTT PC Communications Incorporated
NTT NaviSpace Corporation
· Others
Verio Inc.
NTT WORLD ENGINEERING MARINE CORPORATION
and others
<Mobile Communications Businesses>
NTT DoCoMo
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
〈Mobile Communications Support Group〉
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Sentsu, Inc.
DoCoMo Technology, Inc.
DoCoMo Businessnet, Inc.
and others
<Data Communications Businesses>
NTT DATA
〈Data Communications Support Group〉
·System Integration Services
NTT DATA SYSTEMS CORPORATION
NTT DATA SYSTEM TECHNOLOGIES INC.
NTT DATA SYSTEM SERVICE CORPORATION
NTT DATA TECHNOLOGY CORPORATION
NTT DATA CREATION CORPORATION
·Network System Services
NTT DATA FINANCIAL CORPORATION
·Others
NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC.
NTT DATA MANAGEMENT SERVICE CORPORATION
NTT DATA TOKYO SMS CORPORATION
NTT DATA CUSTOMER SERVICE CORPORATION
NTT DATA INTERNATIONAL L.L.C.
and others
<Other Businesses>
·SI and Information Processing Businesses
NTT COMWARE CORPORATION
NTT INTERNET INC.
·Advanced Technology Development Businesses
NTT Electronics Corporation
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Software Corporation
·Internet Related Businesses
NTT Resonant Inc.
·Engineering Businesses
NTT FACILITIES, INC.
·Financing Businesses
NTT LEASING CO., LTD.
·Real Estate Businesses
NTT URBAN DEVELOPMENT CORPORATION
·Administrative Service Businesses
NTT BUSINESS ASSOCIE Corporation
NTT BUSINESS ASSOCIE TOKYO Co. Ltd.
·Others
NTT LOGISCO Inc.
NTT ADVERTISING, INC.
NTT LEARNING SYSTEMS CORPORATION
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

The accelerated growth of the information and communications market has spurred a greater diversity and complexity in customer demands. In order to meet such customer needs, NTT will undertake to achieve the following three management objectives:

a) Use the combined strengths of NTT to actively build the ubiquitous broadband market and help achieve the e-Japan Strategy and the u-Japan Initiative.

b) Build a safe, secure, and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephony services and from metal wire systems to optical fiber.

c) Strive to increase corporate value and achieve sustained growth.

(2) Basic Principle concerning Profit Allocation

NTT believes that one of its most important objectives is to generate returns for its shareholders through increasing corporate value over the mid- to long-term. Dividends will be determined based on an overall assessment of NTT’s operating trends, financial condition and other factors including, while also considering stability and consistency of dividend payments. NTT intends to use internal funds for investments in new business opportunities and to strengthen its financial standing, while also taking steps to further improve the efficiency of its capital structure.

*	NTT intends to continue its practice of paying dividends twice a year (annual dividend and mid-year interim dividend) following the effectiveness of the new Corporation Law.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Matters concerning the parent company

NTT has no parent company.

3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the consolidated fiscal year ended March 31, 2006, the Japanese economy continued on a steady path to recovery, as evidenced by an increase in capital investment in conjunction with higher corporate earnings, expanding improvement in employment despite the persistence of some difficult circumstances, and a moderate increase in personal consumption.

Dramatic changes are taking place in the telecommunications market environment in conjunction with the advance of ubiquitous broadband communications. In the broadband market, which is experiencing continued growth, use of optical access services—the mainstay of the broadband business—continues to expand at an accelerated rate amidst intense competition, with the net increase in the number of optical access subscribers now exceeding the net increase in the number of ADSL service subscribers. In the mobile communications market, growth in the overall number of subscriptions remains sluggish, and competition in both fees and services is fierce, but the number of subscriptions for third-generation mobile communications services is increasing steadily due to expansion of rate plan and discount service options and application enhancements. The market for conventional fixed-line telephone services is shrinking as a result of the continued shift from fixed-line telephone services to IP telephony services. Under these circumstances, rate competition including competition in basic rates, is becoming increasingly severe.

Amidst these conditions, the NTT Group continued its efforts toward realization of the NTT Group Medium-Term Management Strategy (announced November 2004). Specific business activities undertaken during this fiscal year include expansion of service areas and enhancement of services for high-quality IP telephony using optical access services, and measures to bolster marketing through collaboration with Internet service providers and broadcasters. With respect to third-generation FOMA mobile communications services, NTT introduced new, easy-to-understand rate plans, enhanced its handset and service lineup, and took steps toward the provision of credit card payment services using cell phones as part of its initiative to promote the diversification of cell phone use based on the concept of “Seikatsu Keitai” (lifestyle cell phones), with the goal of securing new sources of income. In addition, NTT moved forward with efforts to improve convenience for customers and NTT Group’s business efficiency through the development of services representing a convergence of fixed-line and mobile communications, the introduction by NTT East Corporation and NTT West Corporation (the NTT East and West regional companies) of a mutual roaming service for public wireless LAN services, and the sharing of base station facilities among Group companies.

In May 2005, the holding company reinforced its managerial structure by creating a Medium-Term Business Strategy Promotion Office, Next-Generation Network Promotion Office, and Business Process Reform Office to carry out medium-term management strategies. In November 2005, NTT released a document entitled “Promoting the NTT Group Medium-Term Business Strategies,” describing the Next-Generation Network Construction Roadmap and the development of ubiquitous broadband services, and NTT Group is currently engaged in proactive measures to carry out those strategies.

In addition, the NTT Group is actively engaged in corporate social responsibility (CSR) activities. To clarify managerial structure, we created a CSR Committee and issued a CSR Report.

As a result of these activities, for the fiscal year ended March 31, 2006, the NTT Group’s consolidated operating revenues amounted to 10,741.1 billion yen (a 0.6% decrease from the previous year). Although NTT Data and NTT Communications posted higher revenues, revenues for NTT East and West regional companies and NTT DoCoMo continued to decline. Consolidated income before income taxes and consolidated net income were 1,305.9 billion yen (a decrease of 24.2% from the previous year) and 498.7 billion yen (a decrease of 29.8% from the previous year), but this was largely due to the effect of the 501.8 billion yen gain from NTT DoCoMo’s sale of shares in AT&T Wireless Services, Inc. recorded during the prior fiscal year.

The business results of the principal companies of the NTT Group during the consolidated fiscal year ended March 31, 2005 were as follows:

Nippon Telegraph and Telephone Corporation (Holding Company)

NTT continued its focus on promoting and disseminating the results of fundamental research and development. In its capacity as a holding company, NTT strove to engineer the efficient development of the businesses of the NTT Group through the planning of overall strategy and redistribution of managerial resources in line with changes to the business environment.

In practical terms, in November of last year NTT released a document entitled “Promoting the NTT Group Medium-Term Business Strategies” to explain its Next-Generation Network Construction Roadmap and the development of ubiquitous broadband services and facilitate the implementation of our medium-term business strategies. We also provided advice and mediation services aimed at broadband service development and promoting international businesses. As remuneration for these services, the Company received 20.2 billion yen in Group management and administration revenue (a year-on-year decrease of 3.1%).

NTT promoted fundamental research and development primarily into building new-generation network architecture while also working to further develop future-focused basic technologies. As remuneration for these research and development activities, NTT received fundamental research and development revenues of 126.8 billion yen (a decrease of 8.9% from the prior year).

In connection with a public share repurchase by NTT DoCoMo Inc. (scheduled purchase of 1,686,746 shares), NTT sold 1,506,000 shares of NTT DoCoMo Inc., valued at 249.996 billion yen, to NTT DoCoMo Inc.

NTT received 169 billion yen in dividends (an increase of 17.3% from the previous fiscal year).

As a result of these developments, NTT’s operating revenues for the fiscal year ended March 31, 2006 were 339.3 billion yen (an increase of 5.0% from the previous year) and recurring profit was 171.9 billion yen (an increase of 13.3% from the previous year). NTT’s net income amounted to 394.0 billion yen (a decrease of 13.5% from the previous year) as a result of recording an extraordinary gain of 249.3 billion yen on the sale of NTT DoCoMo shares and other factors.

Additionally, in accordance with a resolution passed at NTT’s 20th General Shareholders’ Meeting held on June 28, 2005 authorizing NTT to repurchase up to 1.25 million shares of its own common stock at a cost of up to 600 billion yen, NTT repurchased 1,116,743 of its own shares at a cost of 539,386,869,000 yen during the period under review.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the fiscal year under review, NTT East and NTT West continued their active efforts to reinforce their revenue structures by taking such measures as expanding broadband services and adopting strategies to enhance competitiveness in the fixed-line telephone market and to improve management efficiency.

In the field of broadband services, NTT East and NTT West actively worked to expand and improve optical access services including vigorously promoting the provision of high-quality “Hikari Denwa” IP telephony services using optical access, and launching a multiple channel service that enables simultaneous communications on two lines and an additional telephone number service that allows subscribers to use up to five different telephone numbers. In addition, NTT East and NTT West implemented a variety of measures to meet the diversifying needs of its customers, including expanding the territory for wide-area Ethernet services provided to corporate clients and introducing mobile IP telephony terminals compatible with wireless LANs that can be combined with Hikari Telephone Business Type services.

In the video distribution service business, NTT East and NTT West took measures to promote and expand high added-value programming using the broadband environment and to provide multi-channel broadcasting services.

As the provision by other carriers of direct subscriber telephone services using dry copper lines becomes more widespread, NTT East and NTT West are working to lower their fees for fixed-line telephone services, including by offering discounts on the base fees (line use charges) to customers who pay fees on multiple lines.

NTT East and NTT West continued to pursue cost-cutting measures to improve managerial efficiency. In addition, NTT East carried out a review of operational structures, which included the consolidation of its three outsourcing companies (providing marketing, facility, and administrative services) on a prefectural basis.

Despite these managerial efforts made under difficult business conditions exemplified by the intense competition in the broadband market and a shrinking and highly competitive fixed-line market, operating revenues at NTT East amounted to 2,125.3 billion yen (a decrease of 2.5% from the prior year), and operating revenues at NTT West amounted to 2,029.6 billion yen (a decrease of 3.3% from the prior year).

NTT Communications Corporation

During the fiscal year under review, NTT Communications took measures to expand IP services in both domestic and global markets and to reinforce its global business structure.

For corporate customers, NTT Communications made efforts to respond to diversifying customer needs, responding to calls from corporate customers for methods of secure access to internal information systems from mobile terminals by launching the Smart Biz Kit using FOMA, and providing management outsourcing services that offer centralized management of entire systems from networks to routers and servers.

For individual customers, NTT Communications sought ways to improve customer convenience by putting a concerted effort into sales of OCN Hikari with FLET’S, a menu that caters for OCN’s optical access services, and by launching a new OCN IPv6 service essential for intelligent consumer electronics devices.

NTT Communications also created a new Global Business Headquarters and established a trilateral framework of local subsidiaries in Europe, the Americas, and Asia to enhance the competitiveness and increase the profitability of NTT Communications’ global businesses. In addition, in a first for a Japanese telecommunications company, NTT Communications established a local subsidiary in India, a country where global companies are becoming increasingly active, thereby laying the foundations necessary for responding rapidly to local corporate needs.

For fixed-line services, NTT Communications continued marketing the “PL@TINUM LINE” rate discount service for domestic and international calls as well as calls to mobile phones and otherwise worked to enhance its competitiveness.

As a result of these developments, NTT Communications’ operating revenues for the fiscal year ended March 31, 2006, were 1,127.8 billion yen (an increase of 3.5% from the prior year).

NTT DATA Corporation

During the fiscal year under review, NTT DATA set its sights on promoting new businesses together with its business customers in the form of business alliances or joint investments and on becoming a top ranking business in terms of customer satisfaction by providing systems and services that can increase customer value. With these objectives in mind, NTT DATA implemented policies designed to improve its basic organizational fitness and promote further growth.

With regard to improving basic organizational fitness, the Company worked to strengthen its marketing capability and improve the business process by ensuring that marketing managers steadily implement action plans developed based on the results of customer satisfaction surveys. At the same time, steps have been taken to improve competitiveness in system-integration by improving and stabilizing processes, accumulating business know-how, and creating system environments that support these initiatives.

Concerning strategies for further growth, the Company has taken steps such as expanding its hiring of skilled and experienced personnel in an effort to enhance its marketing and development capabilities in the enterprise systems area. It also developed, in collaboration with its business customers, an inventory management system using RFID tag technologies, and created an infrastructure improvement utilizing open source software that performs all processes from system construction to operation.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review were 907.2 billion yen (an increase of 6.2% from the prior year).

NTT DoCoMo, Inc.

During the fiscal year under review, NTT DoCoMo unified the fee structures for its FOMA and mova services and introduced new rate plans that are easier for customers to understand. In addition, the Company launched a Family Discount Wide plan that features low monthly basic fees and expanded the scope of application of the “Pake-Hodai” flat-rate packet option for i-mode services to improve rate plans and services in line with customer needs. NTT DoCoMo also strengthened its cell phone business by expanding its handset lineup, including the introduction of new handset models, and improving services. Service improvements include the start of the i-channel service for automatic display of the latest news, weather, and other information on cell phone screens while in standby mode and the Push Talk service that allows groups of up to five people to hold conversations simultaneously.

Also, to promote further use of “Osaifu-Keitai” (mobile phones with wallet functions), NTT DoCoMo launched the iD credit brand, began providing new settlement platforms for Osaifu-Keitai phones, and took other measures to secure new revenue opportunities.

In a business climate where competition in fees and services in the mobile telecommunications market is becoming increasingly intense, despite the implementation of the above initiatives, NTT DoCoMo’s consolidated operating revenues were 4,765.9 billion yen for the period under review (a decline of 1.6% from the prior year).

(2) Financial Conditions

Cash flows provided by operating activities for the current fiscal year amounted to 3,242.9 billion yen (an increase of 413.1 billion yen, or 14.6% from the prior year) resulting from net income and depreciation and amortization costs. The increase in cash flows was mainly due to a decrease in cash paid for income taxes (net) resulting from the fact that the impairment loss on the sale of shares of AT&T Wireless Services, Inc. recorded in the prior fiscal year reduced tax payments in the current fiscal year, among other factors.

Cash flows used in investing activities amounted to 2,077.3 billion yen for the current fiscal year (an increase of 308.9 billion yen, or 17.5% from the prior year) due to acquisition of property, plant and equipment. Other factors causing the increase were a decrease in proceeds from sales of long-term investments, compared to the prior fiscal year in which proceeds from the sale of AT&T Wireless Services, Inc. shares made a positive contribution to cash flows, and an increase in cash outflow for long-term investments, including as a result of the acquisition of stock of Sumitomo Mitsui Card Company, Limited and KT Freetel Co., Ltd. by NTT DoCoMo, among other factors. Changes in short-term investments due to fund management activities also resulted in increase of cash proceeds.

Cash flows used in financing activities for the current fiscal year reached 1,139.9 billion yen resulting from repayment of debts, purchase of treasury stock and other activities (an increase of 27.9 billion yen, or 2.5% from the prior year). This increase was due to a decrease in the amount of repayments of long-term loans, as well as an increase in cash outflow for purchase of treasury stock, among other factors.

As a result, cash and cash equivalents at the end of the consolidated fiscal year ended March 31, 2006, increased by 28.9 billion yen (2.1% from the prior year), to 1,410.8 billion yen.

(3) Fiscal Year Profit Allocation

NTT expects to offer a 3,000 yen year-end dividend. Combined with the interim dividend already distributed, NTT thus expects to offer dividends of 6,000 yen per share of common stock for the full year ended March 31, 2006.

(4) Projections for the Next Fiscal Year (Ending March 31, 2007)

While it is important to remain wary of trends in crude oil prices and other trends in international commodity and financial markets, the recovery in the corporate sector has spread to the household sector, and Japan’s economic recovery, supported by domestic demand, is expected to continue.

In the telecommunications market, as ubiquitous broadband communications continue to spread and the development of IP networks accelerates the integration of services, a richer communications environment for both individuals and society is emerging. To address the partnership and integration of fixed-line and mobile communications and of communications and broadcasting, domestic and international information and telecommunications businesses are promoting and implementing further business restructuring, including mergers and acquisitions and other business consolidations. Combined with the emergence of new business models, this restructuring activity is expected to further intensify competition.

In such an environment, the NTT Group will continue to establish an efficient and flexible next-generation network while ensuring the conditions for fair competition under the current legal framework in accordance with NTT Group’s Medium-Term Management Strategy announced last year. The next-generation network will combine the features of the existing fixed-line and mobile communications and will enable the provision of safe, secure and convenient services. We will construct this next-generation network to be an open network providing reliable connectivity with the IP networks of other firms, including Internet service providers. Prior to full-scale introduction of the next-generation network and starting in December 2006, NTT will commence field trials to make technical confirmation of quality control features and security features and to ascertain customer demands. Further, by deploying relay nodes and optical wavelength transmitters in the IP networks of NTT East and NTT West, we will begin construction of the relay networks within the next-generation network. In addition, starting the second half of the coming fiscal year, NTT will commence construction of edge nodes and introduce service control functions, as we work towards the provision of services using the next-generation network in a commercial setting.

NTT will continue its efforts toward expansion of optical access services and the partnership and integration between fixed-line and mobile communications, and between communications and broadcasting. By efficiently utilizing NTT Group management resources to further enhance upper level services, such as Internet connection and portal services as well as services directed towards corporations, NTT will strive for further development of ubiquitous broadband services. Through such efforts NTT will aim to spread its services using the next-generation network, with the goal of 30 million optical access service users by FY2010.

Specific business developments directed toward the full-scale dissemination of optical access services include enhanced sales and marketing in collaboration with other companies, enhanced sales of services in package with NTT’s high-quality IP telephony service, Hikari Denwa, provision of new plans for optical access services that are in line with customer needs, and an improved and expanded lineup of services for corporate customers. Accordingly, NTT Group will continue to make an all-out effort in sales and marketing. With respect to FOMA services, NTT Group will promote increased use of new services such as Push Talk and i-channel, and will strive for greater overall competitiveness through the provision of new attractive products and services, improvement of network quality, and enrichment of after-service. NTT will also continue efforts toward securing new sources of revenue, by actively developing “iD” and other new services using the “Osaifu Keitai.”

At the same time, with a view to enhancing marketing strength for optical access and other services, the NTT Group will strive to improve customer service through the establishment of business management systems offering swift response to orders from customers and a robust support organization, as we continue efforts towards enhanced managerial efficiency, including cost reduction.

NTT will continue to apply the managerial resources of the NTT Group in a proactive and flexible manner and will take advantage of the benefits of NTT’s holding company structure to promote unified research and development of fundamental technologies. NTT will also provide NTT Group companies with advice, mediation and other assistance, including assistance with their efforts to obtain cost-effective financing.

On the research and development front, NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of secure, dependable and convenient broadband and ubiquitous services, and will utilize the “Comprehensive Commercialization Functions” to promote the commercialization of the products of research and development in collaboration with NTT Group companies. NTT will also continue to promote the dissemination of achievements in basic research and development, and to contribute to the standardization of technologies, including the development of industry standards, and will actively move forward with research and development activities carried out in collaboration with other research institutions.

NTT’s consolidated projections for the fiscal year ending March 31, 2007 are as follows. Operating revenues are projected to reach 10,800.0 billion yen (an increase of 0.5% from the prior year). Income before income taxes is projected to amount to 1,175.0 billion yen (a decrease of 10.0% from the prior year), while net income is expected to reach 500.0 billion yen (an increase of 0.3% from the prior year).

NTT expects to offer dividends of 8,000 yen per share of common stock for the full fiscal year ending March 31, 2007.

[NOTE]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

4. Consolidated Balance Sheets

	March 31, 2005	March 31, 2006	(Millions of yen) Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,381,959	1,410,837	28,878
Short-term investments	264,455	55,957	(208,498)
Notes and accounts receivable, trade	1,846,176	1,792,948	(53,228)
Allowance for doubtful accounts	(35,912)	(32,011)	3,901
Inventories	284,826	391,603	106,777
Prepaid expenses and other current assets	453,173	351,523	(101,650)
Deferred income taxes	321,936	283,431	(38,505)
Total current assets	4,516,613	4,254,288	(262,325)
Property, plant and equipment:
Telecommunications equipment	13,945,449	14,333,400	387,951
Telecommunications service lines	12,865,704	13,137,613	271,909
Buildings and structures	5,602,881	5,688,344	85,463
Machinery, vessels and tools	1,918,728	1,889,322	(29,406)
Land	837,103	864,518	27,415
Construction in progress	258,455	290,361	31,906
Accumulated depreciation	(24,947,768)	(25,767,653)	(819,885)
Total property, plant and equipment	10,480,552	10,435,905	(44,647)
Investments and other assets:
Investments in affiliated companies	178,033	280,533	102,500
Marketable securities and other investments	438,159	601,701	163,542
Goodwill, net	320,536	346,919	26,383
Other intangibles, net	1,329,631	1,323,695	(5,936)
Other assets	707,543	695,010	(12,533)
Deferred income taxes	1,127,517	948,144	(179,373)
Total investments and other assets	4,101,419	4,196,002	94,583

TOTAL ASSETS	19,098,584	18,886,195	(212,389)

	March 31, 2005	March 31, 2006	(Millions of yen) Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	422,886	480,406	57,520
Current portion of long-term debt	779,198	794,438	15,240
Accounts payable, trade	1,465,229	1,524,746	59,517
Accrued payroll	493,935	486,234	(7,701)
Accrued interest	18,200	17,395	(805)
Accrued taxes on income	115,084	215,459	100,375
Accrued consumption tax	16,034	26,656	10,622
Advances received	67,389	62,486	(4,903)
Other	301,624	364,809	63,185
Total current liabilities	3,679,579	3,972,629	293,050
Long-term liabilities:
Long-term debt	4,323,751	3,916,087	(407,664)
Obligations under capital leases	187,845	127,780	(60,065)
Liability for employees’ severance payments	1,861,073	1,684,741	(176,332)
Other	548,464	552,281	3,817
Total long-term liabilities	6,921,133	6,280,889	(640,244)
Minority interest in consolidated subsidiaries	1,729,269	1,853,151	123,882
Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,799,828	2,843,108	43,280
Retained earnings	3,334,866	3,747,265	412,399
Accumulated other comprehensive income (loss)	63,066	158,291	95,225
Treasury stock	(367,107)	(907,088)	(539,981)

Total shareholders’ equity	6,768,603	6,779,526	10,923

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,098,584	18,886,195	(212,389)

5. Consolidated Statements of Income

			(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
Operating revenues:
Fixed voice related services	3,578,092	3,382,720	(195,372)
Mobile voice related services	3,216,107	3,125,780	(90,327)
IP/packet communications services	1,772,737	1,953,251	180,514
Sale of telecommunications equipment	688,083	592,220	(95,863)
System integration	910,273	976,582	66,309
Other	640,576	710,583	70,007
Total operating revenues	10,805,868	10,741,136	(64,732)

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,349,151	2,297,264	(51,887)
Cost of equipment sold (exclusive of items shown separately below)	1,260,252	1,236,482	(23,770)
Cost of system integration (exclusive of items shown separately below)	592,035	629,690	37,655
Depreciation and amortization	2,141,720	2,110,920	(30,800)
Impairment loss	44,310	6,136	(38,174)
Selling, general and administrative expenses	3,207,199	3,269,944	62,745
Total operating expenses	9,594,667	9,550,436	(44,231)
Operating income	1,211,201	1,190,700	(20,501)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(93,966)	(75,782)	18,184
Interest income	26,288	28,842	2,554
Gains on sales of subsidiary stock	26,984	708	(26,276)
Gains on sales of investments in affiliated company	508,492	61,962	(446,530)
Gains on sales of marketable securities and other investments	3,968	47,770	43,802
Other, net	40,345	51,663	11,318
Total other income and expenses	512,111	115,163	(396,948)

Income (loss) before income taxes	1,723,312	1,305,863	(417,449)
Income tax expense (benefit):	713,918	542,207	(171,711)
Current	233,060	333,778	100,718
Deferred	480,858	208,429	(272,429)
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	1,009,394	763,656	(245,738)
Minority interest in consolidated subsidiaries	290,225	246,396	(43,829)
Equity in earnings (losses) of affiliated companies	(8,985)	(18,575)	(9,590)

Net income (loss)	710,184	498,685	(211,499)

6. Consolidated Statements of Shareholders’ Equity

			(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
Common stock:

At beginning of year	937,950	937,950	—

At end of year	937,950	937,950	—

Additional paid-in capital:

At beginning of year	2,722,092	2,799,828	77,736
Increase in interest of investee	77,736	43,280	(34,456)

At end of year	2,799,828	2,843,108	43,280

Retained earnings:
At beginning of year	2,710,805	3,334,866	624,061
Appropriations-
Cash dividends	(39,353)	(44,819)	(5,466)
Interim distribution-
Cash dividends	(47,222)	(41,467)	5,755
Net income (loss)	710,184	498,685	(211,499)
Other	452	—	(452)
At end of year	3,334,866	3,747,265	412,399

Accumulated comprehensive income (loss):
At beginning of year	27,129	63,066	35,937
Other comprehensive income (loss)	35,937	95,225	59,288
At end of year	63,066	158,291	95,225

Treasury stock, at cost
At beginning of year	(4)	(367,107)	(367,103)
Net change in treasury stock	(367,103)	(539,981)	(172,878)
At end of year	(367,107)	(907,088)	(539,981)

Shareholders’ equity at end of year	6,768,603	6,779,526	10,923

Summary of total comprehensive income (loss):
Net income (loss)	710,184	498,685	(211,499)
Other comprehensive income (loss)	35,937	95,225	59,288
Comprehensive income (loss)	746,121	593,910	(152,211)

7. Consolidated Statements of Cash Flows

			(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
I Cash flows from operating activities:

Net income (loss)	710,184	498,685	(211,499)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	2,141,720	2,110,920	(30,800)
Impairment loss	44,310	6,136	(38,174)
Deferred taxes	480,858	208,429	(272,429)
Minority interest in consolidated subsidiaries	290,225	246,396	(43,829)
Loss on disposal of property, plant and equipment	186,674	140,990	(45,684)
Gains on sales of subsidiary stock	(26,984)	(708)	26,276
Gains on sales of investments in affiliated company	(508,492)	(61,962)	446,530
Gains on sales of marketable securities and other investments	(3,968)	(47,770)	(43,802)
Equity in (earnings) losses of affiliated companies	8,985	18,575	9,590
(Increase) decrease in notes and accounts receivable, trade	(37,130)	56,589	93,719
(Increase) decrease in inventories	(46,771)	(106,228)	(59,457)
(Increase) decrease in other current assets	(66,897)	103,014	169,911
Increase (decrease) in accounts payable, trade and accrued payroll	29,595	33,174	3,579
Increase (decrease) in accrued consumption tax	(35,483)	10,435	45,918
Increase (decrease) in accrued interest	(782)	(1,104)	(322)
Increase (decrease) in advances received	8,292	(5,442)	(13,734)
Increase (decrease) in accrued taxes on income	(231,037)	99,875	330,912
Increase (decrease) in other current liabilities	65,114	77,618	12,504
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	(95,606)	(105,616)	(10,010)
Increase (decrease) in other long-term liabilities	(49,903)	24,719	74,622
Other	(33,091)	(63,829)	(30,738)

Net cash provided by operating activities	2,829,813	3,242,896	413,083

II Cash flows from investing activities:

Payments for property, plant and equipment	(1,610,991)	(1,696,348)	(85,357)
Proceeds from sale of property, plant and equipment	54,095	46,877	(7,218)
Payments for purchase of non-current investments	(195,892)	(273,202)	(77,310)
Proceeds from sale of non-current investments	776,369	58,565	(717,804)
Payments for purchase of short-term investments	(361,850)	(253,144)	108,706
Proceeds from redemption of short-term investments	113,576	503,334	389,758
Acquisition of intangible and other assets	(543,668)	(463,344)	80,324

Net cash used in investing activities	(1,768,361)	(2,077,262)	(308,901)

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	343,814	412,608	68,794
Payments for settlement of long-term debt	(893,682)	(799,749)	93,933
Dividends paid	(86,575)	(86,286)	289
Payments to acquire treasury stock	(367,103)	(539,981)	(172,878)
Payments for acquisition of subsidiary stocks from minority shareholders	(105,363)	(46,321)	59,042
Net increase (decrease) in short-term borrowings and other	(3,054)	(80,174)	(77,120)

Net cash provided by (used in) financing activities	(1,111,963)	(1,139,903)	(27,940)

IV Effect of exchange rate changes on cash and cash equivalents	1,049	3,147	2,098

V Net increase (decrease) in cash and cash equivalents	(49,462)	28,878	78,340
VI Cash and cash equivalents at beginning of year	1,431,421	1,381,959	(49,462)
VII Cash and cash equivalents at end of year	1,381,959	1,410,837	28,878

Supplemental information
Cash paid during the year for:
Interest	94,129	75,688	(18,441)
Income taxes, net	581,940	170,883	(411,057)
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	16,711	—	(16,711)
Capital lease obligations incurred during the year	18,522	21,583	3,061

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

1.	Application of New Accounting Standard

Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, NTT Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have an impact on the results of operations or the financial position of NTT Group.

2.	Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant, and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liabilities for Employees’ Severance Payments

SFAS 87, “Employers’ Accounting for Pensions” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits” apply.

(6) Derivative Financial Instruments

SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities,” SFAS 138 “Accounting for Certain Derivatives Instruments and Certain Hedging Activities, an amendment of SFAS No. 133” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

8. Business Segments

(Consolidated)

1. Sales and operating revenue

	Year ended March 31, 2005	(Millions of yen) Year ended March 31, 2006
Regional communications services
Customers	3,937,789	3,817,748
Intersegment	651,772	649,514

Total	4,589,561	4,467,262

Long-distance communications and international services
Customers	1,045,218	1,092,074
Intersegment	119,580	108,023

Total	1,164,798	1,200,097

Wireless services
Customers	4,821,941	4,711,872
Intersegment	22,669	54,000

Total	4,844,610	4,765,872

Data communications services
Customers	721,816	770,551
Intersegment	110,804	116,722

Total	832,620	887,273

Other
Customers	279,104	348,891
Intersegment	946,619	933,026

Total	1,225,723	1,281,917

Elimination of intersegment	(1,851,444)	(1,861,285)

Consolidated total	10,805,868	10,741,136

2. Segment profit or loss

	Year ended March 31, 2005	(Millions of yen) Year ended March 31, 2006
Operating income
Regional communications services	246,759	172,862
Long-distance communications and international services	62,329	62,367
Wireless services	784,166	832,639
Data communications services	36,894	40,495
Other	37,554	71,174

Total	1,167,702	1,179,537
Elimination of intersegment	43,499	11,163

Consolidated total	1,211,201	1,190,700

3. Assets

	March 31, 2005	(Millions of yen) March 31, 2006
Total Assets
Regional communications services	8,717,070	8,471,113
Long-distance communications and international services	1,581,936	1,566,031
Wireless services	6,254,719	6,495,847
Data communications services	1,187,798	1,203,968
Other	10,230,533	10,122,629

Total	27,972,056	27,859,588
Elimination of intersegment	(8,873,472)	(8,973,393)

Consolidated total	19,098,584	18,886,195

4. Other significant items

	Year ended March 31, 2005	(Millions of yen) Year ended March 31, 2006
Depreciation and amortization
Regional communications services	976,092	945,450
Long-distance communications and international services	137,444	139,882
Wireless services	735,423	737,066
Data communications services	159,874	164,596
Other	126,764	114,639

Total	2,135,597	2,101,633

Elimination of intersegment	6,123	9,287

Consolidated total	2,141,720	2,110,920

Capital investments for segment assets (*)
Regional communications services	830,859	912,557
Long-distance communications and international services	149,476	150,949
Wireless services	861,517	887,113
Data communications services	110,821	112,146
Other	104,728	129,147

Consolidated total	2,057,401	2,191,912

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2005	Year ended March 31, 2006

Payments for property, plant and equipment	1,610,991 million yen	1,696,348 million yen

Acquisition of intangible and other assets	543,668 million yen	463,344 million yen

Total	2,154,659 million yen	2,159,692 million yen

Difference from the total of capital investments	97,258 million yen	(32,220) million yen

9. Leases

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc. rules, this information will be disclosed via EDINET (Electronic Disclosure for Investors’ Network) at a later time.

10. Related Party Transactions

(Consolidated)

Transactions with affiliated companies and related balances:

	Year ended March 31, 2005	(Millions of yen) Year ended March 31, 2006
Operating revenues	33,449	28,049

Operating expenses	226,496	217,339

	March 31, 2005	(Millions of yen) March 31, 2006
Receivables	23,592	23,084

Payables	41,625	41,256

11. Income Taxes

(Consolidated)

Significant components of deferred tax assets and liabilities:

	March 31, 2005	(Millions of yen) March 31, 2006
Deferred tax assets:
Liability for employees’ severance payments	704,743	681,907
Property, plant and equipment and intangible assets principally due to differences in depreciation	252,314	288,394
Impairment of investments in foreign companies	401,331	84,457
Operating loss carryforwards	261,101	328,710
Other	406,792	439,483

Total gross deferred tax assets	2,026,281	1,822,951

Less—Valuation allowance	(87,618)	(108,517)

Total deferred tax assets	1,938,663	1,714,434

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock etc.	(528,062)	(516,913)
Foreign currency translation adjustments	(19,498)	(52)
Other	(115,335)	(132,539)

Total gross deferred tax liabilities	(662,895)	(649,504)

Net deferred tax assets	1,275,768	1,064,930

12. Securities

(Consolidated)

1. Available-for-sale

		March 31, 2005	March 31, 2006	(Millions of yen) Increase (Decrease)
Equity securities	Carrying amounts	70,352	90,445	20,093
	Gross unrealized gains	126,641	232,146	105,505
	Gross unrealized losses	534	108	(426)
	Fair value	196,459	322,483	126,024
Debt securities	Carrying amounts	151,271	152,483	1,212
	Gross unrealized gains	58	1	(57)
	Gross unrealized losses	16	515	499
	Fair value	151,313	151,969	656
2. Held-to-maturity
		March 31, 2005	March 31, 2006	(Millions of yen) Increase (Decrease)
Debt securities	Carrying amounts	16,271	1,569	(14,702)
	Gross unrealized gains	61	3	(58)
	Gross unrealized losses	0	2	2
	Fair value	16,332	1,570	(14,762)

13. Financial Instruments

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc. rules, this information will be disclosed via EDINET (Electronic Disclosure for Investors’ Network) at a later time.

14. Employees’ Severance Payments

(Consolidated)

1.	Severance Payments and Contract-type Corporate Pension Plan

(1) Benefit obligations

	March 31, 2005	(Millions of yen) March 31, 2006
Benefit obligation, end of year	(2,526,053)	(2,463,867)

Fair value of plan assets, end of year	1,100,903	1,322,260

Funded status	(1,425,150)	(1,141,607)

Unrecognized net actuarial loss	274,928	126,113

Unrecognized transition obligation	4,212	2,951

Unrecognized prior service cost	(209,796)	(179,393)

Net amount recognized as recorded in the consolidated balance sheets	(1,355,806)	(1,191,936)

Liability for employees’ severance payments	(1,401,579)	(1,211,971)

Other intangibles and other assets	3,739	935

Accumulated other comprehensive loss	42,034	19,100

(2) Cost for employees’ severance indemnities

	Year ended March 31, 2005	(Millions of yen) Year ended March 31, 2006
Service cost	89,428	87,962
Interest cost on projected benefit obligation	49,783	48,835
Expected return on plan assets	(26,057)	(28,287)
Net amortization and deferral	(24,934)	(24,601)
Total cost for employees’ severance indemnities as recorded in the consolidated statements of income	88,220	83,909

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2005	Year ended March 31, 2006
Discount rate	Project benefit obligation	2.0%	2.0%
	Net pension cost	2.0%	2.0%
Long-term rate of salary increases		1.5-3.4%	1.5-3.4%
Long-term rate of return on plan assets		2.5%	2.5%

2.	The NTT Kosei-Nenkin-Kikin (Welfare Pension Fund)

(1) Benefit obligations

	March 31, 2005	(Millions of yen) March 31, 2006

Benefit obligation, end of year	(2,002,314)	(2,001,970)

Fair value of plan assets, end of year	1,211,760	1,369,302

Funded status	(790,554)	(632,668)

Unrecognized net actuarial loss	410,650	191,475

Unrecognized prior service cost	(36,049)	(31,577)

Net amount recognized as recorded in the consolidated balance sheets	(415,953)	(472,770)

Liability for employees’ severance payments	(459,494)	(472,770)

Accumulated other comprehensive loss	43,541	—

(2) Cost for employees’ severance indemnities

	Year ended March 31, 2005	(Millions of yen) Year ended March 31, 2006
Service cost	44,098	42,962
Interest cost on projected benefit obligation	39,008	40,342
Expected return on plan assets	(29,260)	(30,467)
Net amortization and deferral	24,442	21,367
Employee contributions	(5,605)	(5,164)
Total cost for employees’ severance indemnities as recorded in the consolidated statements of income	72,683	69,040

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2005	Year ended March 31, 2006
Discount rate	Project benefit obligation	2.0%	2.0%
	Net pension cost	2.0%	2.0%
Long-term rate of salary increases		2.5%	3.4%
Long-term rate of return on plan assets		2.5%	2.5%

15. Other

In accordance with the provisions of Additional Rule No.54, etc. of the Law to Partially Amend the Japanese Welfare Pension Insurance Law (Law No. 82, 1996), NTT Group pays contributions every year, based on notification from the Social Insurance Agency, to cover the cost based on the Former Public Corporation Mutual Aid Association Law, which covers pension benefits for the period of services in and prior to June 1956 of employees who retired in July 1956 or later from working at NTT, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The total amount of such contribution for the year ended March 31, 2006 is ¥68,236 million.

Since the contribution is in the nature of a contribution under a public pension plan, the amount paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each year.

Non-consolidated Financial Results Release	May 12, 2006
For the Year Ended March 31, 2006	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

Date of the meeting of the board of directors for approval of the non-consolidated financial statements: May 12, 2006

Interim dividends plan: Yes

Scheduled date of dividend payments: June 29, 2006

Date of the ordinary general meeting of shareholders: June 28, 2006

Adoption of the Unit Share System: No

1.	Non-consolidated Financial Results for the Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

			(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Year ended March 31, 2006	339,384	5.0%	168,745	17.4%	171,914	13.3%
Year ended March 31, 2005	323,261	25.2%	143,709	100.0%	151,700	92.8%

	Net Income		Earnings per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2006	394,033	(13.5)%	27,520.99	(yen)	–	(yen)	7.8%	2.10%	50.7%
Year ended March 31, 2005	455,660	89.6%	29,439.71	(yen)	–	(yen)	8.8%	1.8%	46.9%

Notes: 1. Weighted average number of shares outstanding (non-consolidated):
For the year ended March 31, 2006:	14,315,049 shares
For the year ended March 31, 2005:	15,475,366 shares
2. Change in accounting policy No
3. Percentages above represent changes from the previous year.

(2) Dividends

	Total Dividends per Share			Yearly Total Dividends		Payout Ratio	Ratio of Dividends to Shareholders’ Equity
		Interim Dividends per Share	Year-end Dividends per Share
Year ended March 31, 2006	6,000.00 (yen)	3,000.00 (yen)	3,000.00 (yen)	82,932 (Millions of Yen	)	21.8%	1.7%
Year ended March 31, 2005	6,000.00 (yen)	3,000.00 (yen)	3,000.00 (yen)	92,041 (Millions of Yen)		20.4%	1.8%

(3) Non-consolidated Financial Position

			(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2006	8,188,819	4,946,485	60.4%	357,869.26 (	yen)
March 31, 2005	8,401,448	5,170,267	61.5%	346,069.68 (	yen)

Notes: 1. Number of shares outstanding at end of period (non-consolidated):	March 31, 2006:	13,821,853 shares
	March 31, 2005:	14,939,758 shares
2. Number of treasury stock: March 31, 2006:	March 31, 2006:	1,919,356 shares
	March 31, 2005:	801,451 shares

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

			(Millions of yen, except per share amounts)
	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Interim Dividends per Share	Year-end Dividends per Share
Year ending March 31, 2007	357,000	198,000	196,000	4, 000.00	4, 000.00	8,000.00	(yen)

(Reference) Expected Earnings per Share (Year ending March 31, 2007): 14,180.44 yen

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 19.

1. Non-Consolidated Comparative Balance Sheets

		(Millions of yen)
	March 31, 2005	March 31, 2006	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	115,802	10,366	(105,436)
Accounts receivable, trade	1,567	3,034	1,466
Supplies	213	236	22
Advance payment	906	1,007	101
Deferred income taxes	5,400	905	(4,494)
Short-term loan receivable	426,792	411,010	(15,781)
Accounts receivable, other	106,596	122,423	15,826
Other current assets	11,135	10,892	(243)
Total current assets	668,415	559,875	(108,539)

Fixed assets:
Property, plant and equipment
Buildings	159,645	152,686	(6,958)
Structures	6,690	6,681	(9)
Machinery, equipment and vehicles	611	551	(60)
Tools, furniture and fixtures	18,296	16,091	(2,205)
Land	31,443	29,780	(1,663)
Construction in progress	743	674	(69)
Total property, plant and equipment	217,430	206,464	(10,965)
Intangible fixed assets	20,892	25,887	4,994
Investments and other assets
Investment securities	35,089	45,577	10,487
Investments in subsidiaries and affiliated companies	4,785,083	4,779,238	(5,844)
Long-term loan receivable to subsidiaries	2,617,890	2,524,042	(93,847)
Deferred income taxes	55,129	46,097	(9,032)
Other investments	865	883	18
Total investments and other assets	7,494,057	7,395,840	(98,217)
Total fixed assets	7,732,381	7,628,192	(104,189)
Deferred assets:
Discount on bonds payable	652	751	99

TOTAL ASSETS	8,401,448	8,188,819	(212,629)

	March 31, 2005	March 31, 2006	(Millions of yen) Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	1,135	655	(480)
Current portion of corporate bonds	162,685	227,112	64,426
Current portion of long-term borrowings	256,244	154,784	(101,460)
Accounts payable, other	130,186	121,878	(8,307)
Accrued expenses	12,170	12,347	177
Accrued taxes on income	18,197	2,316	(15,880)
Advance received	1,049	919	(130)
Deposit received	181	196	14
Unearned revenue	1	1	—
Commercial paper	—	90,000	90,000
Other current liabilities	3,218	1,737	(1,480)
Total current liabilities	585,071	611,949	26,878
Long-term liabilities:
Corporate bonds	1,614,827	1,581,900	(32,927)
Long-term borrowings	1,001,578	919,772	(81,805)
Long-term loans payable - subsidiary	—	100,000	100,000
Liability for employees’ severance payments	29,299	28,325	(974)
Other long-term liabilities	404	386	(17)
Total long-term liabilities	2,646,110	2,630,385	(15,725)

TOTAL LIABILITIES	3,231,181	3,242,334	11,152

SHAREHOLDERS’ EQUITY
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—
Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	2,394	530	(1,863)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the year	651,486	961,027	309,540
Total earned surplus	1,920,214	2,227,890	307,676
Net unrealized gains (losses) on securities	6,384	14,905	8,521
Treasury stock	(367,107)	(907,087)	(539,980)

TOTAL SHAREHOLDERS’ EQUITY	5,170,267	4,946,485	(223,782)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,401,448	8,188,819	(212,629)

2. Non-Consolidated Comparative Statements of Income

			(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
Operating revenues:	323,261	339,384	16,123
Dividends received	144,067	169,025	24,958
Revenues from Group management	20,931	20,281	(650)
Revenues from basic R&D	139,234	126,877	(12,357)
Other services	19,027	23,200	4,172
Operating expenses:	179,551	170,639	(8,912)
Administration	19,178	19,882	703
Experiment and research	124,969	120,041	(4,928)
Depreciation and amortization	29,480	25,926	(3,553)
Retirement of fixed assets	1,520	876	(643)
Miscellaneous taxes	4,402	3,911	(490)
Operating income	143,709	168,745	25,035

Non-operating revenues:	69,483	64,725	(4,758)
Interest income	51,374	48,080	(3,293)
Lease income	13,636	12,106	(1,529)
Miscellaneous income	4,472	4,537	65
Non-operating expenses:	61,492	61,555	63
Interest expenses	17,915	17,826	(89)
Corporate bond interest expenses	35,794	31,012	(4,781)
Lease expenses	6,555	5,623	(932)
Miscellaneous expenses	1,226	7,093	5,866

Recurring profit	151,700	171,914	20,213
Special Profits:	350,659	250,666	(99,992)
Gains on sales of investments in affiliated companies	350,659	250,666	(99,992)

Income before income taxes	502,360	422,581	(79,778)
Corporation, inhabitant, and enterprise taxes	53,900	20,853	(33,046)
Deferred tax expenses (benefits)	(7,200)	7,694	14,894
Net income	455,660	394,033	(61,627)
Unappropriated retained earnings brought forward	243,048	608,461	365,412
Interim dividends	47,222	41,467	(5,754)
Unappropriated retained earnings for the year	651,486	961,027	309,540

3. Proposal for Appropriation of Unappropriated Retained Earnings

			(Millions of yen)
	Year ended March 31, 2005		Year ended March 31, 2006
Unappropriated retained earnings for the year	651,486		961,027
Return of reserve for special depreciation to retained earnings	1,863		448
Total	653,350		961,475

Proposal of appropriation:

Cash dividends	44,819		41,465

	(¥3,000 per share	)	(¥3,000 per share	)

Bonuses paid to directors and corporate auditors	70		69
(Portion paid to corporate auditors)	(19)		(17)
Unappropriated retained earnings carried forward	608,461		919,941

Note:  Interim dividend of ¥41,467 million (¥3,000 per share) was paid to shareholders on December 13, 2005.

4. Non-Consolidated Comparative Statements of Cash Flows

			(Millions of yen)
		Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	502,360	422,581	(79,778)
	Depreciation and amortization	32,823	28,983	(3,839)
	Loss on disposal of property, plant and equipment	1,682	555	(1,126)
	Dividends received	(144,067)	(169,025)	(24,958)
	Gains on sales of investments in affiliated companies	(350,659)	(250,666)	99,992
	Increase (decrease) in liability for employees’ severance payments	(194)	(974)	(779)
	(Increase) decrease in accounts receivable	19,011	(18,304)	(37,315)
	Increase (decrease) in accounts payable and accrued expenses	(15,866)	10,275	26,141
	Increase (decrease) in accrued consumption tax payable	(990)	201	1,191
	Other	(2,981)	2,889	5,870

	Sub-total	41,118	26,516	(14,602)
	Interest and dividends received	196,270	216,872	20,601
	Interest paid	(55,060)	(48,524)	6,536
	Income taxes received (paid)	3,121	(57,441)	(60,562)

	Net cash provided by (used in) operating activities	185,449	137,422	(48,026)

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(22,357)	(21,577)	780
	Proceeds from sale of property, plant and equipment	617	1,384	766
	Acquisition of investment securities	(17,348)	(229)	17,119
	Proceeds from sale of investment securities	355,623	256,208	(99,414)
	Payments for long-term loans	(216,733)	(311,873)	(95,139)
	Proceeds from long-term loans receivable	470,058	427,512	(42,545)
	Other	5,011	(18)	(5,029)

	Net cash provided by (used in) investing activities	574,871	351,407	(223,464)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	236,148	361,651	125,502
	Payments for settlement of long-term debt	(486,896)	(419,650)	67,246
	Net increase (decrease) in short-term borrowings	—	90,000	90,000
	Dividends paid	(86,575)	(86,286)	288
	Payments to acquire treasury stock	(367,102)	(539,980)	(172,877)

	Net cash provided by (used in) financing activities	(704,426)	(594,266)	110,159

IV	Net increase (decrease) in cash and cash equivalents	55,894	(105,436)	(161,331)
V	Cash and cash equivalents at beginning of year	59,907	115,802	55,894

VI	Cash and cash equivalents at end of year	115,802	10,366	(105,436)

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Securities

(1)	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

(2)	Other securities

[1]	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

[2]	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which are determined by the moving average method.

2.	Inventories

Supplies are stated at cost, which are determined by the last purchase cost method.

3.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

4.	Deferred Assets

Discount on bonds payable is amortized on a straight-line basis over the redemption period. As to bond issue cost, its total amount is expensed at the time of payment.

5.	Allowance

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ severance payments

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

6.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

7.	Hedging Activities

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under the “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

(2)	Hedging Instruments and Hedged Items

[1]	Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and the combinations of the above.

[2]	Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate and duration are identical between hedging instruments and hedged items.

8.	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Accounting Policy

Accounting standards for impairment of long-lived assets

Effective from the year ended March 31, 2006, the Company adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Business Accounting Council on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No. 6, which was issued on October 31, 2003). The adoption of these standards had no impact on income before income taxes for the year ended March 31, 2006.

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2006:	230,882 million yen
March 31, 2005:	218,677 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees:

March 31, 2006:	64,000 million yen
March 31, 2005:	87,800 million yen

Notes to Non-Consolidated Statements of Income

Research & Development expenses included in operating expenses:

Year ended March 31, 2006:	135,228 million yen
Year ended March 31, 2005:	146,979 million yen

5. Leases

In accordance with Tokyo Stock Exchange, Inc. rules, this information will be disclosed via EDINET (Electronic Disclosure for Investors’ Network) at a later time.

6. Securities

March 31, 2005

Marketable investments in subsidiaries and affiliated companies

	Amount included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,742 million yen	6,027,946 million yen	5,986,204 million yen

Investments in affiliated companies	9,603 million yen	8,012 million yen	(1,591 million yen	)

Total	51,345 million yen	6,035,958 million yen	5,984,613 million yen

March 31, 2006

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	6,121,502 million yen	6,080,372 million yen

Investments in affiliated companies	9,804 million yen	22,480 million yen	12,675 million yen

Total	50,934 million yen	6,143,982 million yen	6,093,048 million yen

7. Income Taxes

Breakdown of deferred tax assets and liabilities:

	March 31, 2005	(Millions of yen) March 31, 2006
Deferred tax assets:
Liability for employees’ severance payments	11,645	11,510
Depreciation	37,389	34,841
Other	16,229	12,975

Total gross deferred tax assets	65,264	59,326

Less - Valuation allowance	—	(1,631)

Total deferred tax assets	65,264	57,695

Deferred tax liabilities:
Reserve for special depreciation	(363)	(56)
Enterprise tax receivable	—	(424)
Net unrealized gains/losses on securities	(4,370)	(10,203)
Other	(1)	(9)

Total gross deferred tax liabilities	(4,734)	(10,693)

Net deferred tax assets	60,529	47,002

8. NTT’s New Board of Directors

(1)	Candidates for Corporate Auditor

Susumu Fukuzawa	(Chairman, The Japan Telecommunications Welfare Association)

Shigeru Iwamoto	(Certified Public Accountant)

(2) Corporate Auditors scheduled to resign from office

Masao Iseki	(Corporate Auditor)

Yoshio Miwa	(Corporate Auditor)

(3) Candidates for Representative Directors and other Directors

(1) Candidate scheduled to take office as President

Norio Wada	(President)

(2) Candidates scheduled to take office as Senior Executive Vice President

Satoshi Miura	(Senior Executive Vice President)

Ryuji Yamada	(Senior Executive Vice President)

(3) Candidate scheduled to take office as Senior Vice President

Shin Hashimoto	(Senior Vice President)

(4) New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Representative Director,	Satoshi Miura	Representative Director,
Senior Executive Vice President		Senior Executive Vice President

Director of Corporate Management		Director of Corporate Management
Strategy Division,		Strategy Division,
In charge of business strategy		In charge of business strategy

Senior Executive Vice President	Ryuji Yamada	Senior Executive Vice President

In charge of Technical Strategy		In Charge of Technical Strategy and Resonant Promotion

Executive Director,	Shin Hashimoto	Director,
Senior Vice President		Senior Vice President

Director of Department II,		Director of Department II,
Director of Next Generation		Director of Next Generation
Network Promotion Office		Network Promotion Office

Director,	Yuji Inoue	Director,
Senior Vice President		Senior Vice President

In charge of Intellectual Property,		Director of Department III,
In charge of Standardization		In charge of Intellectual Property

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Director,	Hiroo Unoura	Director,
Senior Vice President		Senior Vice President

Director of Department V,		Director of Department V,
Director of Business Process		Director of Business Process
Innovation Office, and		Innovation Office, and
Director of Department V,		Director of Department V,
General Manager of		General Manager of
Internal Control Office		Internal Control Office

Director,	Ken Yagi	Director,
Senior Vice President		Senior Vice President

Director of Department IV		Director of Department IV

Director,	Akira Arima	Director,
Senior Vice President		Senior Vice President

In charge of Corporate		In charge of Corporate
Management Strategy		Management Strategy

Director,	Kiyoshi Kousaka	Director,
Senior Vice President		Senior Vice President

Director of Department I		Director of Department I

Director	Takashi Imai	Director

Director	Yotaro Kobayashi	Director

(Notes)	Among the candidates for directors, Takashi Imai and Yotaro Kobayashi are candidates for external director.

    Shigeru Iwamoto, a candidate for appointment as corporate auditor, is a candidate for external auditor.

    Masao Iseki and Yoshio Miwa are scheduled to relinquish their corporate auditor seats at the 21st Ordinary General     Meeting of Shareholders (scheduled to be held on June 28, 2006).

(Reference) Executive Positions and Organizational Responsibilities

In connection with revisions to NTT’s organization structure effective May 12, some Directors’ Organizational Responsibilities were changed as follows.

May 12, 2006

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Director,	Hiroo Unoura	Director,
Senior Vice President		Senior Vice President

Director of Department V		Director of Department V

Director of Business Process		Director of Business Process
Innovation Office, and		Innovation Office
Director of Department V,
General Manager of
Internal Control Office

Attachment

Nippon Telegraph and Telephone Corporation

May 12, 2006

NTT’s Shares and Shareholders (as of March 31, 2006)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Not Individuals	Individuals
Total Holders	3	440	106	10,895	877	91	1,240,151	1,252,563

Total Shares	5,308,303	2,363,468	72,514	228,020	2,888,591	245	4,843,311	15,704,452	36,757

%	33.80	15.05	0.46	1.45	18.39	0.00	30.85	100.00

Notes:

1.    “Other Domestic Corporations” includes 6,640 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

2.    “Domestic Individuals, etc.” includes 1,919,361 shares of treasury stock, and “Odd-Lot Shares” includes 0.08 shares of treasury stock. The actual number of treasury stock shares at the end of March 31, 2006 was 1,919,356.08.

3.    The number of shareholders who own only odd-lot shares is 404,034.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	374	163	1,013	1,409	33,569	77,868	1,138,167	1,252,563

%	0.03	0.01	0.08	0.11	2.68	6.22	90.87	100.00

Total Shares	12,571,688	111,809	201,995	89,964	512,758	472,589	1,743,649	15,704,452	36,757

%	80.05	0.71	1.29	0.57	3.27	3.01	11.10	100.00

Notes:

1.    “At Least 1,000” includes 6,640 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

2.    “At Least 1,000” includes 1,919,361 shares of treasury stock, and “Odd-Lot Shares” includes 0.08 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	5,308,299.26	33.72
Japan Trustee Services Bank, Ltd. (Trust Account)	638,533.00	4.06
The Master Trust Bank of Japan, Ltd. (Trust Account)	495,119.00	3.15
Moxley and Company	445,397.00	2.83
The Chase Manhattan Bank, N.A. London	158,475.00	1.01
State Street Bank and Trust Company 505103	149,054.00	0.95
NTT Employee Share-Holding Association	138,283.22	0.88
Japan Trustee Services Bank, Ltd. (Trust Account 4)	112,574.00	0.72
The Sumitomo Trust and Banking Company, Ltd. (Trust Account B)	101,209.00	0.64
MELLON BANK TREATY CLIENTS OMNIBUS	99,847.00	0.63

Total	7,646,790.48	48.58

Note: The Company’s holdings of treasury stock (1,919,356.08 shares) are not included in the above figures.

Financial Results for the Year Ended March 31, 2006 May 12, 2006 Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

The forward-looking statements and projected figures on the future performance of NTT contained herein or referred to in this presentation are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of
NTT based on the information at its disposal.  The projected figures contained herein or referred to in this presentation were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this presentation.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material represents one fiscal year which is 12-month period beginning on April 1 of the prior year and ending on March 31 of the year indicated.
Disclaimer Information

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

[Revenues and expenses]
The amount of decline in revenues was reduced.
FY2004: ¥11,095.5 billion   FY2005: ¥10,805.9 billion   FY2006: ¥10,741.1 billion
¥(289.7) billion                            ¥(64.7) billion
The amount of decline in operating income was also reduced.
FY2004:  ¥1,560.3 billion
FY2005:  ¥1,211.2 billion
FY2006:  ¥
1,190.7 billion
¥(349.1) billion                             ¥(20.5) billion
Achieved operating income of approximately ¥1,200 billion.
Both revenues and operating income were greater than expected level.
[Subscriptions]
The net increase in B-FLET'S subscriptions was 1.75 million, which was more than double the prior year.
The net increase in FOMA subscriptions was 12 million.

Point of Consolidated Financial Results
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Point of Consolidated Financial Results Forecasts
[Revenues and expenses]
Increase in both revenues and operating income is expected.
-Pursue efforts to restore total revenue growth, covering the decline in voice related service revenues by increasing IP related revenue, systems integration revenues and sales of telecommunications equipment.
(Operating revenues)  FY2006: ¥10,741.1 billion
FY2007E: ¥10,800.0 billion   <+¥58.9 billion>
(Operating income)    FY2006:   ¥1,190.7 billion
FY2007E:   ¥1,200.0 billion   <+  ¥9.3 billion>
[Subscriptions]
Pursue net gain in B-FLET'S subscriptions by 2.7 million, which is 1.5 times as much as the prior year level.
Promote migration to FOMA service to two-thirds of total
mobile communications subscriptions by year-end.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Shareholder Returns in FY2007

Dividends - the principal vehicle for shareholder returns
now that share “overhang”
1
is resolved
[FY2006] [FY2007 (Expected)]
Annual Dividend
¥6,000 ¥8,000
*1
Pressure on supply resulting from Government ownership of shares
(Expected to be implemented beginning with
the interim dividend for the first six months of
FY2007)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

10,805.9
10,741.1
180.5
285.7
9,594.7
9,550.4
123.7
30.8
47.7
1,211.2
1,190.7
40.5
89.5
Details of Consolidated Financial Results
Operating Revenues
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
IP/packet
communications
services revenues
System integration revenues,
sales of telecommunications
equipment and other revenues Voice related services
revenues
(Billions of yen)
FY2005
FY2006
Operating Expenses
Operating Income
Personnel
expenses
Expenses for
purchase of goods
and services
Depreciation and
amortization
expenses
Other expenses
(64.7) (0.6)%
year-on-year
(44.2) (0.5)%
year-on-year
(20.5) (1.7) % year-on-year

Consolidated and Main Subsidiaries’ Financial Results

NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
Consolidated
(US-GAAP)
Net Income
Income before
Income Taxes
Operating Revenues
FY2006
Operating Income
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
Operating Expenses
*1
(Billions of Yen)
*1.The number of consolidated subsidiaries is
425 and the number of companies accounted for the equity method is 100.
*2."Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
(78.7)
(1.6)%
53.1
6.2%
37.8
3.5%
(68.4)
(3.3)%
(55.5)
(2.5)%
16.1
5.0%
4,765.9 907.2 1,127.8 2,029.6 2,125.3 339.3
(64.7)
(0.6)%
10,741.1
(127.2)
(3.1)%
45.5
5.6%
40.1
3.9%
(30.3)
(1.5)%
(33.8)
(1.6)%
(8.9)
(5.0)%
3,933.2 860.4 1,060.3 1,997.5 2,059.3 170.6
(44.2)
(0.5)%
9,550.4
48.5
6.2%
7.5
19.3%
(2.3)
(3.3)%
(38.1)
(54.3)%
(21.7)
(24.8)%
25.0
17.4%
832.6 46.8 67.5 32.0 65.9 168.7
(20.5)
(1.7)%
1,190.7
(335.9)
(26.1)%
9.8
30.7%
3.8
5.7%
(23.5)
(29.5)%
(13.4)
(13.7)%
20.2
13.3%
952.3 42.0 71.8 56.5 84.2 171.9
(417.4)
(24.2)%
1,305.9
(137.1)
(18.3)%
8.0
40.2%
6.8
27.8%
(8.3)
(20.4)%
(6.8)
(11.8)%
(61.6)
(13.5)%
610.5 28.1 31.4 32.6 51.2 394.0
(211.5)
(29.8)%
498.7
*2
*2 *2 *2 *2
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

0.0

Contributing Factors in Consolidated Operating Income by segment
1,211.2
1,190.7
FY2005
Long distance
and international
communications
business
Regional
communications
business
Other
business
Elimination of
intersegment
48.5
32.3
3.6
33.6
FY2006
73.9
1,100.0
1,000.0
1,200.0
1,300.0
(Billions of yen)
Mobile
communications
business
Data
communications
business
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Details of Consolidated Financial Results Forecasts

(Billions of yen) Operating Revenues
Operating Expenses
Operating Income
10,741.1
10,800.0
250.7
System integration revenues,
sales of telecommunications
equipment and other revenues
388.5
IP/packet
communications
services revenues
FY2006
FY2007E
9,550.4
9,600.0
196.7
Voice related services
revenues
+58.9 (+0.5%)
year-on-year
106.6
Depreciation and
amortization
expenses and
loss on disposal
23.1
Expenses for purchase
of goods and services
and other expenses
33.9
Personnel
expenses
+49.6 (+0.5%)
year-on-year
1,190.7
1,200.0
+9.3 (+0.8%) year-on year
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Consolidated and Main Subsidiaries’ Financial Results Forecasts

* "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Net Income
Income before
Income Taxes
Operating Revenues
Operating Income
Operating Expenses
72.1
1.5%
92.8
10.2%
(24.8)
(2.2)%
(55.6)
(2.7)%
(68.3)
(3.2)%
17.6
5.2%
4,838.0 1,000.0 1,103.0 1,974.0 2,057.0 357.0
58.9
0.5%
10,800.0
94.8
2.4%
64.6
7.5%
(25.3)
(2.4)%
(45.5)
(2.3)%
(67.3)
(3.3)%
(6.6)
(3.9)%
4,028.0 925.0 1,035.0 1,952.0 1,992.0 164.0
49.6
0.5%
9,600.0
(22.6)
(2.7)%
28.2
60.0%
0.4
0.6%
(10.0)
(31.3)%
(0.9)
(1.4)%
24.2
14.4%
810.0 75.0 68.0 22.0 65.0 193.0
9.3
0.8%
1,200.0
(137.3)
(14.4)%
27.0
64.2%
(3.8)
(5.3)%
(26.5)
(46.9)%
(4.2)
(5.0)%
26.0
15.2%
815.0 69.0 68.0 30.0 80.0 198.0
(130.9)
(10.0)%
1,175.0
(122.5)
(20.1)%
14.9
52.5%
12.5
39.9%
(15.6)
(48.0)%
(3.2)
(6.3)%
(198.0)
(50.3)%
488.0 43.0 44.0 17.0 48.0 196.0
1.3
0.3%
500.0
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
Consolidated
(US-GAAP)
FY2007E
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
(Billions of Yen)
*
* * * *

199
840
1,665
3,419
6,119
2,558
5,208
5,682
5,582
4,089
0
2,000
4,000
6,000
8,000
10,000
12,000
2003/3 2004/3 2005/3 2006/3 2007/3E
Number of Subscribers for FLET’S services and Telephone Subscriber Lines& INS-NET

2,756 2,756
4,929 4,929
6,872 6,872
9,101
9,101
,101
101
11,701 11,701
B FLET’S
FLET’S ADSL
Optical
IP Telephone
2,100 863 4
474
1,754
1,119
824
(100) 1,531 1,590
2,700 642 181
FLET’S services
(Thousands)
[Change from the previous year]
867
2,967
4
*1. No. of B FLET'S includes FLET's Hikari Premium provided by NTT West.
*2. No. of Optical IP Phone Services is calculated by No. of thousand channels.
*1
*2
(Reference)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
50,714
50,938
46,911
41,921
10,128 9,135
8,467
7,859
50,321
6,926
0
20,000
40,000
60,000
80,000
2003/3 2004/3 2005/3 2006/3 2007/3E
60,842 60,842
60,072 60,072
58,788 58,788
48,847
48,847
,847
847
Telephone
Subscriber Line
INS-NET
Total
(4,018)
(608)
(3,410)
(5,923) (1,284) (769) (1,046)
(933) (667) (993) (1,022)
(4,990) (617) 224 (24)
*3. Telephone Subscriber Line is the total of individual lines and central station lines (Analog Lite-Plan is included).
*4. Since, in terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-
Net 64 Lite Plan is included).
*3
*4
Telephone Subscriber Lines & INS-NET
(Thousands)
54,770
54,770
4,770
,770
770
FLET’S ADSL
B FLET’S
Optical IP
Telephone
INS-NET
Telephone Subscriber Lines

FY2006
4Q *
FY2006
1Q *
FY2006
2Q *
FY2006
3Q *
ARPU of Telephone and INS-NET Subscriber Line

6,000
5,600
INS-NET
East
West
Telephone
Subscriber
Line
East
West
5,400
FY2005
1Q
FY2005
2Q
FY2005
3Q
FY2005
4Q
(Note) Please see page “R11” regarding the calculation of ARPU.
* From the three months ended June 30, 2005, a call from fixed phone of NTT East or West to mobile phone with dialing Carrier
Identification Code is billed on end-to-end basis and those amounts are recorded as call rates revenues of NTT East or West.
(Yen)
(East)  INS-NET
2,800
2,600
3,000
3,200
(East)  Telephone Subscriber Line
(West)  Telephone Subscriber Line
5,200
5,800
(West) INS-NET
2,690
2,790
2,670 2,690 2,670 2,660 2,900 2,880 2,860
2,770 2,780 2,770 2,730 3,000 2,970 2,960
5,400
5,560
5,340 5,390 5,400 5,320 5,520 5,530 5,530
5,490 5,540 5,550 5,370 5,570 5,560 5,560
2,660 2,680 2,830
2,770 2,780 2,920
5,400 5,380 5,480
5,550 5,530 5,510
[Quarter basis] [Year basis]
FY2005
FY2006 * FY2007 E*
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

0
500
1,000
1,500
2,000
Employee, Interest-bearing Debt and Capital Investment

(Persons) (Billions of yen)
0
(Note) The numbers of employees at March 31, 2005, 2006 and 2007E do not include the number of employees who retired / are retiring at that date and rehired / are rehiring at April 1, 2005, 2006 and 2007E, respectively.
Employees Interest-bearing Debt
201,500
194,600
5,525.8
5,296.2
5020.0
(Billions of yen)
Capital Investment
199,100
Mar 31,
2005
Mar 31,
2006
Mar 31,
2007E
2,057.4
2,191.9
0
100,000
120,000
140,000
160,000
180,000
200,000
220,000
4,500
5,000
5,500
6,000
Mar 31,
2005
Mar 31,
2006
Mar 31,
2007E
FY2005 FY2006 FY2007E
2,140.0
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

EBITDA Margin
Operating
Free Cash Flow
ROCE
FY2005 FY2006
32.8% 32.1%
¥1,482.2 billion ¥1,250.7 billion
5.8% 5.8%
Notes:
Details
1.  EBITDA Margin = (Operating Income + Depreciation and amortization expenses and loss on disposal)/Operating Revenues
3. ROCE = Operating
Income×(1
- Statutory Tax Rate)/Operating Capital Employed
[Note] Please see page “R10” for reconciliation of managerial indices.
Managerial Indices

FY2007 E
31.8%
¥1,290.0 billion
5.8%
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
2. Operating Free Cash Flow = Operating Income + Depreciation and amortization expenses and loss on disposal – Capital Investments

References
1. Consolidated Financial Summary (U.S. GAAP)
2. Details of Consolidated Operating Revenues
3. Details of Consolidated Operating Expenses
4. Details of Business Segments
5. Summary of Consolidated Financial Results
Forecasts
6. Number of Subscribers for Cellular and i-mode
Services
7. ARPU of Cellular (FOMA + mova)
8. Details of Consolidated Balance Sheet
9. Details of Consolidated Cash Flows
10. Reconciliation of Managerial Indices
11. Calculation of ARPU

Consolidated Financial Summary (U.S. GAAP)
- R1 -
10,805.9
(64.7)
10,741.1
9,594.7
(44.2)
9,550.4
1,211.2
(20.5)
1,190.7
512.1 115.2 (396.9)
1,723.3 1,305.9
(417.4)
710.2
498.7
(211.5)
713.9 542.2
(171.7)
290.2 246.4 (43.8)
(9.0) (18.6)
(9.6)
FY2006
Increase
(Decrease)
FY2005
Operating Revenues
Operating Expenses
Operating Income
Other Income (Expenses)
Income before
Income Taxes
Net Income
Income Taxes
Minority interest in
consolidated subsidiaries
Equity in earnings (losses)
of affiliated companies
(Billions of yen)
(0.6%)
(0.5%)
(1.7%)
(77.5%)
(24.2%)
(29.8%)
(24.1%)
(15.1%)
(106.7%)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Details of Consolidated Operating Revenues
- R2 -
Fixed voice related services
3,578.1
3,382.7
0
1,000
2,000
3,000
4,000
5,000
FY2005 FY2006
Mobile voice related services
3,216.1
3,125.8
0
1,000
2,000
3,000
4,000
5,000
FY2005 FY2006
IP / packet communications services
1,772.7
1,953.3
0
1,000
2,000
3,000
4,000
5,000
FY2005 FY2006
¥180.5 billion
10.2%
¥(90.3) billion
(2.8)%
Sales of telecommunications equipment,
system integration and other
688.1
592.2
910.3 976.6
640.6
710.6
0
1,000
2,000
3,000
4,000
5,000
FY2005 FY2006
Other
System integration
Sales of telecommunications equipment
Sales of telecommunications
equipment …¥(95.9) billion
System integration…¥66.3
billion
Other…¥70.0 billion
¥(195.4) billion
(5.5)%
Operating revenues declined 0.6% or ¥64.7 billion year-on-year
- Fixed voice related services revenues declined 5.5% or ¥195.4 billion driven by a decrease in call rates revenues, a reduction in the base monthly charges and termination of billing touch-tone line charges.
- Mobile voice related services revenues declined 2.8% or ¥90.3 billion as a result of strategic rate revisions.
- IP/packet communications services revenues grew 10.2% or ¥180.5 billion due to increased sales of B FLET’S and FOMA.
- Sales of telecommunications equipment declined 13.9% or ¥95.9 billion due to a decrease in the number of cellular handsets sold.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
(Billions of yen)

Details of Consolidated Operating Expenses
- R3 -
Personnel expenses
1,977.9
2,025.6
0
1,000
2,000
3,000
4,000
5,000
6,000
FY2005 FY2006
Expenses for purchase of goods and services
4,926.7
5,050.5
0
1,000
2,000
3,000
4,000
5,000
6,000
FY2005 FY2006
Depreciation and amortization expenses
2,141.7
2,110.9
0
1,000
2,000
3,000
4,000
5,000
6,000
FY2005 FY2006
¥(47.7) billion
(2.4)%
Other expenses
500.6
411.2
0
1,000
2,000
3,000
4,000
5,000
6,000
FY2005 FY2006
Operating expenses declined 0.5% or ¥44.2 billion year-on-year
- Personnel expenses declined 2.4% or ¥47.7 billion due to a decrease in employees.
- Expenses for purchase of goods and services increased 2.5% or ¥123.7 billion due to an increase in expenses for various plans in solutions and non-traffic businesses to expand revenue opportunities.
- Depreciation and amortization expenses declined 1.4% or ¥30.8 billion.
- Other expenses declined 17.9% or ¥89.5 billion due to a decrease in disposal of plant, property and equipment.
¥123.7 billion
2.5%
¥(30.8) billion
(1.4)%
¥(89.5) billion
(17.9)%
(Billions of yen)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

- In the regional communications business segment, operating revenues declined ¥122.3 billion year-on-year due to a decrease in fixed voice related services revenues. Although an effort was made to cut personnel expenses and depreciation expenses, operating income decreased ¥73.9 billion.
- In the long distance and international communications business segment, operation revenues increased ¥35.3 billion year-on-year due to an increase in IP related services revenues and systems integration revenues. Operating income was almost as large as the prior year mainly due to an increase in access charges expenses.
- In the mobile communications business segment, operating revenues declined ¥78.7 billion year-on-year due to a decrease in sales of telecommunication equipment. Operating income increased ¥48.5 billion due to a decrease in the sales-related expenses and an impairment loss of
PHS assets incurred in the prior year.
- In the data communications business segment, operating revenues increased ¥54.7 billion and operating income increased ¥3.6 billion year-on-year due to higher sales in the industrial and financial sector and the increase in consolidated subsidiaries.
- In the other business segment, operating revenues increased ¥56.2 billion and operating income increased ¥33.6 billion year-on-year due to growth of other businesses.
Details of Business Segments
33.6
71.2
22.6
1,210.7
56.2
1,281.9
Other
Business
3.6
40.5
51.1
846.8
54.7
887.3
Data
communications
business
(32.3)
11.2
22.5
(1,872.4)
(9.8)
(1,861.3)
Elimination of
intersegment
Change from
the same period
of previous year
9,550.4 3,933.2 1,137.7 4,294.4
Operating
Expenses
(44.2) (127.2) 35.3 (48.4)
Change from
the same period
of previous year
Operating
Income
Operating
Revenues
10,741.1 4,765.9 1,200.1 4,467.3
(64.7) (787) 35.3 (122.3)
Change from
the same period
of previous year
Consolidated
Total
Mobile
communications
business
Long distance
and
international
communications
business
Regional
communications
business
1,190.7 832.6 62.4 172.9
0.0 (20.5) 48.5 (73.9)
- R4 -
(Billions of yen)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

- R5 -
Summary of Consolidated Financial Results Forecasts
(Billions of yen)
0.3%
(10.0%)
0.8%
0.5%
0.5%
(130.9) 1,305.9 1,175.0
Income before
Income Taxes
1.3 498.7 500.0
Net Income
9.3                 1,190.7 1,200.0
Operating Income
49.6           9,550.4 9,600.0
Operating Expenses
58.9 10,741.1 10,800.0
Operating Revenues
FY2007 E
Increase
(Decrease)
FY2006
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Number of Subscribers for Cellular and i-mode services
- R6 -
FOMA
Cellular total
8,456
2,497
11,963
2,319
11,537 2,715 241
1,756 2,180 3,137
*
i –mode total
FOMA
11,561
2,339
- 8,356 2,694 -
1,540 2,944 3,319 5,602
Cellular
i-mode services
(Thousands)
(Thousands)
[Change from the previous year]
[Change from the previous year]
*“Cellular" includes the DoPa Single Service subscribers.
Cellular total
FOMA
i-mode total
FOMA
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
44, 149
46, 328
48, 825
51, 144
52, 900
330
3, 045
11, 501
23, 463
35, 000
0
20,000
40,000
60,000
2003 / 3 2004 / 3 2005 / 3 2006 / 3 2007 / 3 E
37, 758
41, 077
44, 021
46, 360
47, 900
303
2, 997
11, 353
22, 914
0
20,000
40,000
60,000
2003 / 3 2004 / 3 2005 / 3 2006 / 3 2007 / 3 E

5,000
6,000
7,000
8,000
9,000
10,000
11,000
FOMA+mova
FOMA
mova
ARPU of Cellular (FOMA + mova)
- R7 -
FOMA+mova
FOMA
mova
(Note2) Please see page “R11” regarding the calculation of ARPU.
(Yen)
6,920 6,720 7,050 6,940 6,920 7,170 7,340 7,400
8,650 8,260 9,050 9,090 9,280 9,650 9,890 10,240
5,910 5,540 6,140 6,190 6,300 6,710 6,990 7,150
6,690 6,910 7,200
7,790 8,700 9,650
5,240 5,970 6,800
FY2005
1Q
FY2005
2Q
FY2005
3Q
FY2005
4Q
FY2006
1Q
FY2006
2Q
FY2006
4Q
FY2006
3Q
FY2005
FY2006 FY2007 E
[Quarter basis] [Year basis]
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
(Note1) International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation from the FY2006, due to its growing contribution to total revenues.

Details of Consolidated Balance Sheet
- R8 -
Assets
¥18,886.2 billion
Assets
¥19,098.6 billion
Liabilities
¥10,600.7 billion
Assets
¥(212.4) billion
Tangible fixed
assets
…¥10,480.6 billion
Liabilities
¥10,253.5 billion
Interest-bearing debt
…¥5,296.2 billion
Interest-bearing debt
…¥5,525.8 billion
Deferred tax
assets (Fixed)
…¥1,127.5 billion
Deferred tax
assets (Fixed)
…¥948.1 billion
Cash, cash
equivalents and
short-term
investments
…¥1,646.4 billion
Cash, cash
equivalents and
short-term
investments
…¥1,466.8 billion
Liability for
employees’
severance payments
… ¥1,684.7billion
Liability for
employees’
severance payments
…¥1,861.1 billion
¥(44.6) billion
Tangible fixed
assets…
¥10,435.9 billion
March 31, 2005 March 31, 2005 March 31, 2006
¥(179.6) billion
¥(179.4) billion
¥(229.7) billion
Liabilities
¥(347.2) billion
¥(176.3) billion
Total…¥19,098.6 billion
Total…¥18,886.2 billion [ ¥(212.4) billion ]
Total…¥19,098.6 billion
Minority interest
¥123.9 billion
Equity
10.9 billion
Minority interest
¥1,853.2 billion
Equity
¥6,779.5 billion
Retained earnings
…¥3,747.3 billion
Treasury stock
…¥(907.1) billion
¥(540.0) billion
+¥412.4 billion
Minority interest
¥1,729.3 billion
Equity
¥6,768.6 billion
Retained earnings
…¥3,334.9 billion
Treasury stock
…¥(367.1) billion
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows
- R9 -
(1,112.0)
1,382.0
2,829.8
(1,768.4)
1,431.4
1,410.8
(1,139.9)
3,242.9
(2,077.3)
1,382.0
(3,000)
(2,000)
(1,000)
0
1,000
2,000
3,000
4,000
Cash and cash equivalents
at beginning of the year
CFs from operating
activities
CFs from investing activities CFs from financing
activities
Cash and cash equivalents
at end of the year
FY2005
FY2006
(Billions of yen)
Net cash provided by operating activities increased 14.6% or ¥413.1 billion.
- Net payments for income taxes decreased by ¥411.1 billion.
Net cash used in investing activities increased 17.5% or ¥308.9 billion.
- Proceeds from sale of non-current investments decreased by ¥717.8 billion, mainly due to the sale of AT&T Wireless shares incurred in prior year.
- Payments for purchase of non-current investments increased by ¥77.3 billion, mainly due to investment in Sumitomo Mitsui
Card Company, Limited and KT Freetel Co., Ltd.
- Net proceeds from short-term investments for fund management was ¥498.5 billion.
Net cash used in financing activities increased 2.5% or ¥27.9 billion.
- Payments for repurchase of NTT’s own shares increased by ¥172.9 billion.
- Payments for settlement of long term debt decreased by ¥93.9 billion.
As a result, cash and cash equivalents at the end of the year increased by 2.1% or ¥28.9 billion to ¥1,410.8 billion.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Reconciliation of Managerial Indices
EBITDA Margin
FY2005 Indices Items FY2006
(Billions of yen)
* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles.  The differences from the amounts of “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:
(3) EBITDA [ (1)+(2) ]
(2) Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
¥3,442.6
¥2,251.9
¥1,190.7
¥3,539.6
¥2,328.4
¥1,211.2
¥3,430.0
¥2,230.0
¥1,200.0
Total
Acquisition of intangible and other assets
Payments for property, plant and equipment
¥2,154.7
¥543.7
¥1,611.0
¥21,597
¥463.3
¥1,696.3
FY2005
(4) Operating Revenues ¥10,741.1 ¥10,805.9 ¥10,800.0
Operating Free
Cash Flow
(3) EBITDA [ (1)+(2) ]
(2) Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
¥3,442.6
¥2,251.9
¥1,190.7
¥3,539.6
¥2,328.4
¥1,211.2
¥3,430.0
¥2,230.0
¥1,200.0
(4) Capital Investment ¥2,191.9 ¥2,057.4 ¥2,140.0
ROCE
(2) Operating Income×(1-Statutory Tax Rate)
Statutory Tax Rate
(1) Operating Income
¥703.6
41%
¥1,190.7
¥715.7
41%
¥1,211.2
¥708.0
41%
¥1,200.0
(3) Operating capital employed ¥12,185.1 ¥12,307.0 ¥12,139.4
EBITDA
Margin [ (3)/(4)×100
] 32.8%
32.1%
Operating Free Cash Flow [ (3)-(4) ]
¥1,482.2 ¥1,250.7
ROCE [(2)/(3)×100
]
5.8% 5.8%
Difference from the total of capital investments
¥97.3
*
- R10 -
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
FY2007 E
31.8%
¥1,290.0
5.8%
FY2006
¥(32.2)

Calculation of ARPU
- R11 -
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business,
ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees.) We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.
Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.
No. of active subscribers used in ARPU calculation are as below.
**active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2
ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET'S ADSL charges attributable to our telephone subscriber lines services.
We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.
ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET'S ISDN charges attributable to our ISDN.
We compute ARPU for our cellular business using three aggregate measures.
In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net
64 subscriptions.
Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation
FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services.
Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.
Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.
International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation from the year ended March 31, 2006, due to its growing contribution to total revenues.
Communication Module services subscribers and the revenues thereof are not included in the ARPU calculations.
Cellular Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).
Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-
mode services, such as monthly charges and packet transmission charges, in each case attributable to conventional mova services.
3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.
2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sep.
1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.
From the three months ended Jun. 30, 2005, a call from fixed telephone of NTT East or West to mobile phone with dialing Carrier Identification Code is billed on end-to-end basis and those amounts are recorded as call rates revenues of NTT East or West.
Cellular ARPU data in previous reports do not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods are as below
20yen
70yen
40yen
FY2005 4Q results
(Jan-Mar, 2006)
30yen
70yen
40yen
FY2005 3Q results
(Oct-Dec, 2005)
FY2007
Full-year forecasts
FY2006
Full-year results
FY2005 2Q results
(Jul-Sep, 2005)
FY2005 1Q results
(Apr-Jun, 2005)
60yen 40yen 30yen 40yen
Cellular Aggregate ARPU(FOMA+mova)
80yen 70yen 60yen 70yen
Cellular Aggregate ARPU(FOMA)
40yen 30yen 20yen 30yen
Cellular Aggregate ARPU(mova)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
30yen
FY2004 4Q result
(Jan-Mar, 2005)
30yen
FY2004 3Q result
(Oct-Dec, 2004)
FY2005
Full-year result
FY2004 2Q result
(Jul-Sep, 2004)
FY2004 1Q result
(Apr-Jun, 2004)
20yen 20yen 20yen
Cellular Aggregate ARPU(FOMA+mova)
International service-related ARPU included in the full-year, 1st quarter, 2nd quarter, 3rd quarter and 4th quarter results for the year ended March.31, 2006 and the forecasts for the year ending March 31, 2007 are as below

May 12, 2006

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2006

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for fiscal 2005 are presented in the following attachments.

(Attachments)

1. Summary of Results

2. Non-consolidated Comparative Balance Sheets

3. Non-consolidated Comparative Statements of Income

4. Non-consolidated Comparative Statements of Cash Flows

5. Proposal for Appropriation of Unappropriated Retained Earnings

6. Business Results (Non-consolidated Operating Revenues)

7. Changes in Directors

Inquiries:

Shigeru Matsuhisa and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: +81-3-5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Summary of Results

During the fiscal year ended March 31, 2006, the Japanese economy continued its steady recovery. Corporate revenues improved and capital investment expanded. The employment situation, while still harsh, began to show wider scale improvements, and personal consumption continues to gradually increase.

In the information and communications sector, consumer demands have become increasingly complex, diversified and global in scale, as exemplified by the full-scale introduction of ubiquitous services—the ability to send and receive a wide range of information anytime and anywhere—and “triple-play” services that provide Internet, IP telephony and video services on a single broadband connection. A surge in demand for mobile and Internet communications has led to rapid structural changes in the telecommunications market, resulting in intensified service competition for customers.

Within the broadband market, with the spread of video transmission services provided via optical access networks and of enhanced applications for interactive video communications, such as videophones, the number of new optical access service subscribers has exceeded that of new DSL service subscribers since the fourth quarter of the fiscal year ended March 31, 2005, and the demand for optical access services has continued to rise rapidly.

In the fixed-line market, as subscribers to mobile and IP telephony services have increased and the direct subscriber telephone service using dry copper has become widely available, the competitive conditions became even more difficult, bringing about competition for subscribers on all fronts, regardless of whether for metal, optical, or other types of access line services.

Within this business environment, Nippon Telegraph and Telephone East Corporation (NTT East) has worked hard to achieve the goal defined in the NTT Group’s Medium-Term Management Strategy of shifting 30 million customers to optical fiber access services by 2010 which was announced in November 2004. To this end, NTT East has devoted its energy to meeting increased customer needs for broadband communications. Specific measures include the full-scale promotion of optical IP telephone services and the development and provision of high value-added services that are both safe and reliable. At the same time, NTT East has implemented internal reorganization in order to accelerate decision making and to further boost its sales. As a result of these undertakings, the company has successfully reached its goal of attracting one million new subscribers to B FLET’S services by the end of this fiscal year. NTT East has also worked to build a stable and enhanced management infrastructure and to reduce property expenses and streamline its assets in order to increase operational efficiency, in an effort to achieve more flexible business operations that are more responsive to changes in the business environment.

The measures actively implemented during this fiscal year may be summarized as follows.

1. Promotion of Optical IP-Based Services

In the rapidly expanding broadband market, NTT East has worked to further upgrade its services and lower rates by focusing on the provision of triple-play services and other attractive new services aiming to further expand optical access lines and optical IP services that respond to its customers’ diverse needs. Specific measures include, with regard to the enhancement of optic access lines, augmenting the B FLET’S service by adding a new menu item enabling the combined use of B FLET’S with Hikari Denwa Business Type and lowering usage fees for VDSL devices (maximum download speed of 100 Mbps*) used in such services as B FLET’S Mansion Type plan for apartment blocks, in order to attract larger numbers of customers. In optical IP services, NTT East actively promoted the “Hikari Denwa,” a high-quality IP telephony service that provides low-priced voice transmissions with the same quality as fixed telephone lines, and launched two services in November 2005: the “Double Channel” service that enables two calls to be made simultaneously on the same line and the “My Number” service that permits users to have multiple telephone numbers. The company also worked hard to provide value-added services, including videophone communications services between the “FLET’S PHONE VP1000,” an IP-based videophone terminal, and NTT DoCoMo’s FOMA (R) mobile phone.

*	Traffic speed refers to the maximum communications speed between optical network units installed in customers’ premises and optical line terminals located in NTT East’s central offices. This figure is based on technical standards and does not indicate the actual traffic speed experienced by customers.

In addition, NTT East took various measures to meet diversified business customer needs. Specifically, the company changed the service name of “Corporate IP Telephone Service” to “Hikari Denwa Business Type” and modified its service terms by adjusting basic fees and introducing a new call rate plan. The company also rolled out “Hikari Denwa Office Type,” an IP telephone service designed for corporate subscribers currently using B FLET’S “Hyper Family Type.”

In keeping with the ongoing development of a ubiquitous broadband society, NTT East has been promoting the widespread use of the “FLET’S SPOT” service. This service allows subscribers to connect to high-speed flat-rate Internet via access points in railway stations, airports, hotels and other locations by using the wireless LAN-compatible mobile terminals they have in the office or at home. In order to provide subscribers with enhanced and convenient Internet connections, NTT East expanded FLET’S SPOT access points and in October 2005, jointly with NTT West, began providing mutual roaming services to give both FLET’S SPOT users access to the Internet via access points in the NTT East and NTT West FLET’S SPOT service areas. The two companies also enhanced FLET’S SPOT service functions to enable subscribers to access the Internet with different types of wireless LAN equipment.

With respect to FLET’S sales promotion measures, NTT East conducted a campaign that waives monthly fees for B FLET’S services, and launched its first Hikari Denwa service campaign whereby no installation fees are charged. Through such promotional activities, NTT East has actively committed itself to meeting customers’ diversified needs.

In an effort to expand its offerings of high value-added content exploiting the broadband environment, NTT East formed partnerships with various content providers in distributing content. Examples include transmission of the “GyaO” free broadband broadcasting service by USEN CORPORATION via FLET’S on-demand, and jointly with other equity partners, established a sales company for the fiber optic-based “SKY PerfecTV! HIKARI” multichannel broadcasting service.

2. Measures for Fixed-Line Telephone Services

In the fixed-line market, the introduction of direct subscriber telephone service using dry copper line has brought about an era of full-scale competition for customers. Under such circumstances, in May 2005, in an effort to reduce monthly charges for fixed-line telephone services, NTT East began offering discounts on basic connection fees to subscribers who have multiple telephone lines under a single billing address.

3. Development of Solutions Business

In the corporate service sector, as part of NTT East’s “Team M@rketing Solutions” business concept for tackling issues and developing new businesses in partnership with its corporate customers, the company has been working actively to provide “total solutions” that combine its network integration and systems integration technologies. In doing so, NTT East drew on its network services for business users, including “Mega Data Netz,” “Flat Ether,” “Smart Ether,” “Super Wide LAN,” and “Metro Ether,” as well as its information systems services, including security and data centers. In the total solutions business, NTT East launched “Mobile Presence Solutions” a service which reduces overall management costs by minimizing operational losses arising from unnecessary callbacks and call-handling time in daily operations, and started the Network Quarantine Solution service which is designed to accommodate corporate security needs and prevent information leakage and virus infection by enhancing security measures for business computers used by both public and private institutions. In addition, active efforts have been made to provide e-government and e-healthcare solutions in response to various IT promotion measures taken by local governments within the NTT East service area.

4. Reorganization of Business Operation Structure

As for business management structure, the objective was to enhance customer services by better responding to customers’ “one-stop shopping” needs and by increasing efficiency under a flow-through operation system. NTT East’s answer to this has been to integrate each prefecture’s three outsourcing subsidiaries (those responsible for sales, facilities and common back-office functions)* into a single prefectural outsourcing subsidiary. The new outsourcing companies are in charge of corporate service operations previously conducted by NTT East branches. In the Tokyo area, the region has been divided into five blocks and each block has a new outsourcing subsidiary to provide more fine-tuned customer services and increase operational efficiency. In November 2005 NTT East reinforced its installation service structure to shorten lead time, and began implementing an on-the-spot decision system for B FLET’S and Hikari Denwa installation work schedule and accepting service orders and installation on weekends and holidays. In February 2006, the Hikari Support Center was set up to respond promptly to customers’ inquiries, requests and complaints.

*	Sales subsidiary: NTT Service [prefecture name or region name] Corporation; Facility subsidiary: NTT ME [prefecture or region name] Corporation; Back-office subsidiary: NTT Business Associe [prefecture name or region name] Co., Ltd.

In April 2005, following the full enactment of the Personal Information Protection Act, NTT East established the Personal Information Protection Promotion Office to further promote the protection of personal data. NTT East has also been fostering initiatives that give serious consideration not only to the economic side of being a corporate citizen, but also to the social aspects (including corporate ethics and philanthropy), and environmental aspects, thereby contributing to the sustainable development of society. To support these endeavors, NTT East set up a CSR (corporate social responsibility) Committee in August 2005, which has compiled and published the NTT East CSR Report 2005.

In its role as an information and communications provider, NTT East has also provided a variety of disaster support and relief measures. In the case of the flooding in the Niigata region in June 2005 and the earthquake in the Miyagi region in August 2005, the company made an all-out company-wide effort to quickly restore telecommunications facilities and resume communications services, the “Dial 171” disaster message service that enables people to confirm the safety of their families, relatives and friends in disaster areas was also available. NTT East also provided free Dial Q2 services to broadcasters and public organizations in order to assist the collection of contributions for the victims of the Northern Pakistan earthquake in October 2005. Lastly, in winter 2006, the company put in place special measures relating to telephone charges and the provision of other communications services for the municipalities in Niigata and Nagano prefectures that were subject to the application of the Disaster Relief Act because of extremely heavy snowfall.

5. Business Results for Fiscal Year Ended March 31, 2006

During the fiscal year under review, operating revenue totaled 2,125.3 billion yen (a decrease of 2.5 % from the previous year); recurring profit amounted to 84.2 billion yen (a decrease of 13.7% from the previous year); and net profit totaled 51.2 billion yen (a decrease of 11.8 % from the previous year).

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	March 31, 2006	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,968,134	2,958,375	(9,759)
Machinery and equipment	580,807	556,601	(24,206)
Antenna facilities	8,158	7,690	(467)
Terminal equipment	30,769	48,220	17,450
Local line facilities	655,890	684,119	28,229
Long-distance line facilities	11,901	9,977	(1,923)
Engineering facilities	766,392	735,027	(31,364)
Submarine line facilities	1,050	865	(185)
Buildings	622,535	612,451	(10,084)
Structures	18,825	17,568	(1,256)
Other machinery and equipment	2,706	2,222	(483)
Vehicles and vessels	150	186	35
Tools, furniture and fixtures	46,810	43,185	(3,624)
Land	193,889	205,324	11,435
Construction in progress	28,245	34,931	6,686
Intangible fixed assets	105,746	99,808	(5,937)
Total fixed assets-telecommunications businesses	3,073,880	3,058,183	(15,697)

Investments and other assets
Investment securities	9,017	15,689	6,671
Investments in subsidiaries and affiliated companies	45,213	44,035	(1,178)
Long-term loan receivable to subsidiaries	13,040	2,701	(10,339)
Long-term prepaid expenses	2,667	2,584	(83)
Deferred income taxes	347,781	343,198	(4,582)
Other investments	14,352	16,043	1,690
Allowance for doubtful accounts	(2,122)	(2,647)	(524)
Total investments and other assets	429,950	421,604	(8,345)
Total fixed assets	3,503,830	3,479,787	(24,043)

Current assets:
Cash and bank deposits	107,637	118,783	11,145
Notes receivable	131	37	(93)
Accounts receivable, trade	370,104	329,798	(40,305)
Accounts receivable, other	32,420	11,353	(21,067)
Securities	20	—	(20)
Supplies	29,475	30,165	689
Advance payment	4,479	4,036	(442)
Prepaid expenses	5,303	5,459	155
Deferred income taxes	10,200	7,882	(2,137)
Other current assets	28,779	40,388	11,609
Allowance for doubtful accounts	(4,082)	(3,125)	956
Total current assets	584,469	544,779	(39,690)

TOTAL ASSETS	4,088,300	4,024,566	(63,733)

	(Millions of yen)
	March 31, 2005	March 31, 2006	Increase (Decrease)
LIABILITIES

Long-term liabilities:	883,881	777,785	(106,096)
Long-term borrowings from parent company	656,004	582,104	(73,899)
Liability for employees’ severance payments	7,359	7,554	195
Other long-term liabilities	1,547,245	1,367,444	(179,800)
Total long-term liabilities

Current liabilities:
Current portion of long-term borrowings from parent company	144,171	141,096	(3,075)
Accounts payable, trade	118,372	117,095	(1,276)
Short-term borrowings	—	42,000	42,000
Accounts payable, other	273,517	330,063	56,546
Accrued expenses	25,019	23,432	(1,586)
Accrued taxes on income	2,676	1,068	(1,607)
Advance received	6,455	6,543	87
Deposit received	33,317	43,084	9,767
Unearned revenue	92	284	191
Other current liabilities	18,381	11,437	(6,944)
Total current liabilities	622,004	716,105	94,101

TOTAL LIABILITIES	2,169,249	2,083,550	(85,699)

SHAREHOLDERS’ EQUITY

Common stock	335,000	335,000	—

Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—

Earned surplus
Unappropriated retained earnings for the year	83,563	101,261	17,698
Total earned surplus	83,563	101,261	17,698

Net unrealized gains (losses) on securities	760	5,028	4,267

TOTAL SHAREHOLDERS’ EQUITY	1,919,050	1,941,016	21,965

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,088,300	4,024,566	(63,733)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	2,024,629	1,967,812	(56,817)
Operating expenses	1,937,555	1,898,156	(39,399)
Business expenses	474,221	496,855	22,633
Operations	22,098	18,726	(3,371)
Maintenance expenses	507,618	490,417	(17,200)
Overhead expenses	110,089	109,950	(138)
Administration	140,217	127,402	(12,815)
Experiment and research	61,833	57,315	(4,517)
Depreciation and amortization	463,151	446,314	(16,836)
Retirement of fixed assets	62,527	41,084	(21,442)
Communication network charges	19,128	34,409	15,280
Miscellaneous taxes	76,670	75,678	(991)
Operating income from telecommunications businesses	87,073	69,656	(17,417)

Supplementary businesses
Operating revenues	156,298	157,520	1,221
Operating expenses	155,638	161,227	5,589
Operating income (losses) from supplementary businesses	660	(3,707)	(4,367)

Operating income	87,733	65,948	(21,785)

Non-Operating revenues and expenses

Non-operating revenues:	61,006	63,269	2,263
Interest income	63	45	(17)
Dividends received	231	339	108
Lease income	53,563	55,685	2,121
Miscellaneous income	7,147	7,199	51
Non-operating expenses:	51,124	45,005	(6,118)
Interest expenses	17,628	16,406	(1,222)
Lease expenses	26,497	24,086	(2,411)
Miscellaneous expenses	6,997	4,512	(2,484)
Recurring profit	97,615	84,212	(13,403)

Special profits and losses

Special profits	8,397	2,442	(5,955)
Gain on sale of fixed assets	8,397	2,442	(5,955)
Special losses	6,736	—	(6,736)
Installment amortization of shortfall due to new retirement benefit accounting standard	6,736	—	(6,736)
Income before Income taxes	99,276	86,654	(12,621)
Corporation, inhabitant, and enterprise taxes	(21,153)	31,411	52,564
Deferred tax expenses (benefits)	62,300	3,989	(58,310)
Net income	58,129	51,253	(6,876)
Unappropriated retained earnings brought forward	25,433	50,008	24,574
Unappropriated retained earnings for the year	83,563	101,261	17,698

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
I Cash flows from operating activities:
Income before income taxes	99,276	86,654	(12,621)
Depreciation and amortization	483,027	467,256	(15,770)
Loss on disposal of property, plant and equipment	40,136	23,391	(16,744)
Increase (decrease) in liability for employees’ severance payments	(72,575)	(73,899)	(1,323)
(Increase) decrease in accounts receivable	12,725	40,204	27,478
(Increase) decrease in inventories	1,171	(689)	(1,860)
Increase (decrease) in accounts payable and accrued expenses	(83,952)	22,455	106,408
Increase (decrease) in accrued consumption tax payable	(158)	(1,173)	(1,015)
Other	(13,159)	(45,166)	(32,007)

Sub-total	466,490	519,034	52,543
Interest and dividends received	297	392	94
Interest paid	(17,771)	(16,591)	1,180
Income taxes received (paid)	(16,095)	21,195	37,290

Net cash provided by (used in) operating activities	432,922	524,031	91,108

II Cash flows from investing activities:
Payments for property, plant and equipment	(401,013)	(420,613)	(19,600)
Proceeds from sale of property, plant and equipment	11,624	5,022	(6,602)
Acquisition of investment securities	(7,353)	(1,867)	5,486
Proceeds from sale of investment securities	417	5,365	4,948
Other	8,273	9,711	1,438

Net cash provided by (used in) investing activities	(388,050)	(402,380)	(14,329)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	17,950	35,000	17,050
Payments for settlement of long-term debt	(95,559)	(144,171)	(48,612)
Net increase (decrease) in short-term borrowings	—	42,000	42,000
Dividends paid	(32,495)	(33,500)	(1,005)

Net cash provided by (used in) financing activities	(110,104)	(100,671)	9,432

IV Net increase (decrease) in cash and cash equivalents	(65,232)	20,979	86,212
V Cash and cash equivalents at beginning of year	186,287	121,055	(65,232)

VI Cash and cash equivalents at end of year	121,055	142,034	20,979

5. Proposal for Appropriation of Unappropriated Retained Earnings

	(Millions of yen)
	Year ended March 31, 2005		Year ended March 31, 2006
Unappropriated retained earnings for the year	83,563		101,261

Return of reserve for special depreciation to retained earnings

Total
Proposal of appropriation:
Cash dividends	33,500		33,500
	(¥5,000 per share	)	(¥5,000 per share	)
Bonuses paid to directors and corporate auditors	54		55
(Portion paid to corporate auditors)	(13)		(13)
Unappropriated Retained earnings carried forward	50,008		67,705

6. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,401,433	1,294,098	(107,335)	(7.7)%
Monthly charge revenues*	903,629	801,186	(102,442)	(11.3)%
Call rates revenues*	190,405	183,977	(6,427)	(3.4)%
Interconnection call revenues*	215,128	213,119	(2,008)	(0.9)%
IP services revenues	211,357	270,799	59,442	28.1%
Leased circuit services revenues (excluding the amounts of IP services revenues)	208,730	198,061	(10,668)	(5.1)%
Telegram services revenues	27,201	25,961	(1,239)	(4.6)%
Other telecommunications services revenues	175,907	178,890	2,982	1.7%

Telecommunications total revenues	2,024,629	1,967,812	(56,817)	(2.8)%

Related business total revenues	156,298	157,520	1,221	0.8%

Total operating revenues	2,180,928	2,125,333	(55,595)	(2.5)%

*	Partial listing only

7. Changes in Directors

(1)	Candidates for Senior Vice President

Kazuo Ohki	(NTT-ME Corporation)

Ichiro Shoji	(Research Institute of Telecommunications and Economics, Japan)

Mitsuhiro Watanabe	(Executive Manager, General Affairs and Personnel Department)

Tatsuhisa Yoshimura	(Executive Manager, Plant Planning Department, Network Business Headquarters)

Toyoaki Ukita	(Executive Manager, Public Solution Sales Department, Corporate Business Headquarters)

Masami Yasuda	(Executive Manager, Marketing and Customer Service Department, Consumer Business Headquarters)

(2)	Candidate for Corporate Auditor

Sumikazu Sekiguchi	(RESEARCH INSTITUTE FOR POSTAL SAVING FUND)

(3)	Senior Vice Presidents scheduled to retire from office

Senior Executive Vice President Hajime Takashima	(Scheduled to join Nippon COMSYS Corporation)

Executive Vice President Atsushi Yano	(Scheduled to join Sumitomo Electric Industries, Ltd.)

Senior Vice President Hiroaki Tamai

Senior Vice President Takeshi Shimizu	(Scheduled to join NTT Solco)

Senior Vice President Sadao Koike	(Scheduled to join TelWel West Nippon Corporation)

Senior Vice President Kuniaki Okada	(Scheduled to join NTT TELECON CO., LTD.)

(4)	Corporate Auditors scheduled to retire from office

Corporate Auditor Kazuo Kuriyagawa

(5)	Personnel scheduled to take posts of President, Senior Executive Vice President

(i) President

President	Toyohiko Takabe

(ii) Senior Executive Vice President

Senior Executive Vice President	Tetsuo Koga

Kazuo Ohki

(6)	New Executives’ Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President	Tetsuo Koga

Senior Executive Vice President

Senior Executive Manager,
Consumer Business Headquarters

Responsible for:

Protection of Personal Data

Institutional Affairs

General Affairs and Personnel Department

Accounts and Finance Department

Senior Executive Vice President	Kazuo Ohki

Senior Vice President	Masatoshi Kodama	Senior Vice President General Manager, Saitama Branch Deputy Senior Executive Manager, Corporate Business Headquarters

Senior Vice President	Akihiko Okada	Senior Vice President General Manager, Kanagawa Branch Deputy Senior Executive Manager, Corporate Business Headquarters

Senior Vice President	Fuminori Kozono	Senior Vice President Deputy Senior Executive Manager, Corporate Business Headquarters Responsible for Corporate Business

Senior Vice President	Hiroki Watanabe	Senior Vice President Executive Manager, Corporate Strategy Planning Department Responsible for Interconnection Promotion Department

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Vice President	Masayuki Yamamura	Senior Vice President General Manager, Tokyo Branch Deputy Senior Executive Manager, Corporate Business Headquarters

Senior Vice President	Ichiro Shoji

Senior Vice President	Mitsuhiro Watanabe	Executive Manager, General Affairs and Personnel Department General Manager, Medical and Health Administrator Center, General Affairs and Personnel Department

Senior Vice President	Tatsuhisa Yoshimura	Executive Manager, Plant Planning Department, Network Business Headquarters

Senior Vice President	Toyoaki Ukita	Executive Manager, Public Solution Sales Department, Corporate Business Headquarters Executive Manager, e-Japan Strategic Sales Promotion Division, Corporate Business Headquarters

Senior Vice President	Masami Yasuda	Executive Manager, Marketing and Customer Service Department, Consumer Business Headquarters

Senior Vice President	Kiyoshi Kousaka	Senior Vice President

Notes:

1. Kiyoshi Kousaka, to be reappointed senior vice president, is a candidate for outside director.

2. Sumikazu Sekiguchi, a candidate for corporate auditor, is a candidate for outside corporate auditor.

3. The corporate auditor scheduled to retire from office will do so following the seventh regular shareholder meeting (June 23).

May 12, 2006

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2006

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for fiscal 2005 are presented in the following attachments.

(Attachments)

1. Summary of Results for Fiscal Year Ended March 31, 2006

2. Non-consolidated Comparative Balance Sheets

3. Non-consolidated Comparative Statements of Income

4. Non-consolidated Comparative Statements of Cash Flows

5. Proposal for Appropriation of Unappropriated Retained Earnings

6. Business Results (Non-Consolidated Operating Revenues)

7. Changes in Directors

Inquiries:

Mr. Shinji Uchida or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for Fiscal Year Ended March 31, 2006

During the fiscal year that ended March 31, 2006, the Japanese economy continued to move toward recovery, with improved corporate earnings and increased capital investment.

The information and telecommunications market has been undergoing drastic environmental changes, with the emergence of new types of services such as “Triple Play” services, which integrate Internet, IP phone and video capabilities, and FMC (Fixed-Mobile Convergence) services, which merge mobile and fixed-line communications. These changes have been supported by the rapid proliferation of broadband access services, and by technological innovation. The dramatically growing broadband market also witnessed increasingly widespread use of optical fiber broadband networks, with optical access lines eclipsing ADSL in terms of the net increase in number of users. Meanwhile, the expansion of IP telephony services and direct subscriber telephone services using dry copper lines intensified competition in the fixed-line telephone market, putting pressure on basic rates and making our business environment more harsh than before.

In the midst of rapid changes in market and competitive conditions, Nippon Telegraph and Telephone West Corporation (NTT West) declared fiscal 2005 as a critical “first step” for achieving the “NTT West Medium-Term Vision”, with the goal of “providing optical access services to 15 million users by 2010.” Toward this end, NTT West moved forward with efforts to introduce attractive new services aimed at dramatic expansion of optical access lines and fiber-optic IP-based services, promoting highly value-added solution businesses such as security features, and expanding the operations of the entire NTT West Group. In line with this vision, NTT West implemented the following measures:

1. Development of the Broadband Business

(1) Expanded Broadband Access Services

NTT West started its full-scale optical access services in August 2001 with the launch of “B-FLET’S,” after a trial service period that began in December 2000. In March 2005, NTT West offered “FLET’S HIKARI PREMIUM,” a service that provides high-quality video-telephony that includes IPv6 technology and security protection as basic functions, to satisfy diverse user needs. NTT West also began marketing “Triple Play” services which combine the “HIKARI DENWA (fiber-optic phone)” with video capabilities, in order to boost sales.

In addition to the conventional limited-time, no-monthly-fee campaign for “FLET’S HIKARI,” NTT West introduced the “HIKARI GUTTO (significant) DISCOUNT,” a discount program with a special rate for up to one year for the “FLET’S HIKARI PREMIUM Family Type” and “B-FLET’S Family 100 Type” plans and began running various other service campaigns, including free initial installation service. NTT West also made efforts to provide services that meet diverse customer needs by achieving shorter lead times (from application to line connection), through the introduction of the Administrative Quick Response for Optical Service (AQROS) system, and by making 24-hour support available. As a result, the number of FLET’S HIKARI subscriber lines installed exceeded 1.5 million in the four years and eight months since the full-scale launch of the service.

NTT West also engaged in extensive marketing activities for its ADSL services, running a campaign for new subscribers offering a half-price rate for up to one year, to make the services available to a wider range of customers.

(2) Expanded Broadband Application Services

NTT West expanded its lineup of optical IP phone services. In order to develop its customer base from big businesses to condominium residents, NTT West started providing the “HIKARI DENWA (fiber-optic phone)” service for detached houses in May 2005. For smaller businesses, in March 2006 NTT West began to accept subscription applications for the “HIKARI DENWA Office Type” service, which will begin in May 2006. This service will give a subscriber the use of up to 8 channels with a maximum of 32 telephone numbers. NTT West also engaged in proactive efforts to extend services across regions to attract a wider range of customers.

NTT West has also addressed the issue of developing new features to improve the convenience of its services. Specifically, NTT West expanded the conventional “HIKARI DENWA” plan with the introduction of a “multiple channel” service that enables simultaneous handling of outgoing and incoming calls by 2 lines per subscriber, as well as an “additional number” service that allows the use of up to 5 telephone numbers per subscriber. The company also added a mobile IP-phone terminal capability, compatible with the “IP Centrex function,*” to the “HIKARI DENWA Business Type” plan.

For “FLET’S SPOT,” its public wireless LAN service, NTT West vigorously worked to expand the coverage area and usefulness of the service, by actively utilizing the shared wireless LAN facilities provided by NTT Broadband Platform, Inc., and by introducing a mutual-roaming service with NTT East.

For IPv6-enabled application services, NTT West launched “FLET’S v6 My Disk” in August 2005, targeted at users of the “FLET’S HIKARI PREMIUM” and “FLET’S v6 APPLI” services. The new service enables users to store and manage a large volume of data, such as digital photos and document files, and to share data with other users safely.

In the field of broadband content distribution, NTT West has been providing attractive content exclusive to FLET’S services on its “FLET’S SQUARE” website, in collaboration with the Takarazuka Revue Company, The Walt Disney Company Japan, Ltd., and The Pokemon Company. In addition, NTT West has been operating the “v6 Stage” website to distribute “multi-angle content” and “high-quality content,” making full use of the broadband features of “FLET’S HIKARI.”

NTT West also joined forces with Warner Bros. Inc. and Toho Co., Ltd. in the “4K Pure Cinema” trial, in which fiber-optic broadband was used to distribute digital videos under DCI (Digital Cinema Initiatives) specifications over the network for multiple commercial movie theaters to play on their screens on a continuous and regular basis. The trial, the first of its kind, yielded valuable results that added momentum to the commercialization of this kind of network-reliant distribution system.

*	A function that provides a standard PBX function as an IP telephone network service.

2. Development of the Solution Business

NTT West launched its “Mobile IP Centrex Solution” as a new item in the lineup for “N.prosol.” This solution allows for the fast and low-cost creation of a ubiquitous office environment that integrates fixed-line telephones with mobile telephones and voice with data by combining “HIKARI DENWA Business Type,” an IP telephony service for corporate customers, with 3-GHz/wireless LAN dual mobile phones.

For security-related services, NTT West launched its “ThinClient Total Solution,” a system that protects confidential information from being lost or stolen, or from being removed improperly by persons within the organization. This system is targeted at business customers and local governments that have concerns regarding information security measures in response to the Law Concerning the Protection of Personal Information coming into effect.

Also, to provide a higher level of authentication at login to enterprise systems that are accessible from multiple networked sites, NTT West introduced the “Biometrics-enabled IC Card Security System.” This system combines biometrics technology, which has gained attention due to its effectiveness in preventing loss or theft of information and as a means to protect personal information, with “ELWISE-CARD,” which is an IC card developed by NTT Service Integration Laboratories.

Furthermore, in response to customer needs for security measures to protect not only data files but also web content accessible via browsers, NTT West launched its “Web Contents Protection Service,” a service that provides protection for important information (such as customers’ personal information) in a company’s web-based system. The service accomplishes this by regulating the browsing, storing, and printing of content viewed on a browser.

To enhance its value-added services for Ethernet users, NTT West strengthened the reliability of its “Service Level Agreement” (SLA) by introducing an additional agreement, the “Service Availability SLA,” which guarantees a committed level of availability of its network services. This was done in order to meet customer needs for greater reliance on the SLA. Also, in response to demand for the total monitoring of LAN equipment at low cost, NTT West added a “Multi-Equipment Monitoring” function to its existing “Inline Monitoring” service, and adjusted its monthly fees.

Furthermore, NTT West opened its business service center. The center seeks to provide secure, safe, and reliable services to loyal corporate customers that use many of NTT West’s business Internet access services, such as leased circuits and Ethernet. The entire process of order acceptance, installation, and support for stable operation is managed in a prompt, flexible, and integrated manner, while achieving smooth multi-point, multi-line connections, prompt repair services, and comprehensive after-sale services, regardless of type of circuit or location.

3. Expanded NTT West Group Operations

NTT NEOMEIT CORPORATION collaborated with NETMARKS INC. to start a new business offering thin-client solutions that increase the efficiency of existing personal computers, by uninstalling the existing hard disk and installing a thin-client module called “NBORN.”

NTT NEOMEIT also introduced a secure IP call center service which uses grid technology to enhance the security features of the conventional “AQStage PF IP Call Center Service.” The new service protects the identities of individuals whose personal information is stored in the call center from being disclosed, by dispersing the data and storing it in distributed multiple servers, thereby mitigating the risk of loss of personal information due to the acts of individuals and system failures caused by disasters and the like.

Furthermore, NTT NEOMEIT launched its “AQStage Wide-Area Ethernet Easy LAN” service, which allows users to create an Ethernet VPN at low cost by combining the FLET’S services provided by NTT East and NTT West with IP capsuling equipment that enables virtual creation of IP Layer 2 (L2).

In addition, NTT NEOMEIT developed and commercialized a concrete pole tester* that enables the diagnosis of the location and degree of hidden cracks using “ultrasonic waves” without the need for digging to expose the base of the pole. This allows replacement of poles to be done more efficiently, since only impaired poles are replaced. (*This innovation earned the 38th Telecommunication Industry Achievement Award in 2005)

Meanwhile, NTT MARKETING ACT CORPORATION introduced “ACTOS MIMAMORI (WATCH-OVER) EYE,” a remote security monitoring service for the elderly (who often live alone in Japan’s rapidly aging society), local governments, nursing care service providers, and families. This system installs sensor systems in the homes of elderly people who live alone, so that either other family members or care providers can view the subject’s daily living situation remotely via personal computer. An e-mail message can be transmitted to a pre-registered contact should any problem be detected.

NTT MARKETING ACT, together with NTT APPLIE CORPORATION and Dai Nippon Printing Co., Ltd., developed the “ACTOS KIT TAG de OMAMORI (protect) MENU,” a system that combines broadband circuit and wireless IC tag technologies to provide support to operators of welfare facilities. The new system was introduced by the NTT MARKETING ACT group companies, primarily to welfare institutions, kindergartens, and nursery schools, as a packaged solution.

NTT MARKETING ACT continued to offer “ACTOS e-MACHI-SHIROU (Find out about your town on the web)”, a portal site that provides local community information and allows local stores and businesses to attract more customers and increase sales, and “ACTOS MOBILE C,” a service that enables timely distribution of e-mail and coupons to members of a user company via mobile phones using 2-dimensional codes. NTT MARKETING ACT also opened “CA-RA-REER,” a new website that merges the features of job placement services and social networking sites (SNS). This new business model is based on the SNS function, which in recent years has been drawing attention for its web-based content.

4. Measures for Fixed-Line Telephone Services

Faced with widespread use of direct subscriber telephone services using dry copper lines, NTT West addressed the demand for lower rates, and implemented a discount on basic charges (line service charges) for customers who pay a consolidated bill for multiple lines, in order to encourage continued use of NTT West’s telephone services.

Less than seven years after its full-scale launch, over five million subscribers signed up for the “Number Display” service, in large part because the service meets the needs of home telephone users who want to know who is calling them, and also because the service improves customer service at phone reception desks in business offices.

5. CSR Efforts

The NTT West Group sees its corporate social responsibility (CSR) as a “value creation” activity, in which the Group improves its corporate value by “increasing social value” for customers, the global environment, and communities, “increasing economic value” for shareholders, and “increasing human value” for employees. The Group created the “CSR Promotion Council,” which coordinates the activities of existing promotion committees for social contribution, global environmental protection, and information security, under the president’s direct control. Other CSR efforts have included the publication of a CSR Report, information disclosure on the company’s website, and a CSR survey given to all employees. Specifically, the Group implemented the following measures:

(1) Establishment of Corporate Ethics

The NTT West Group has been actively working to reinforce its corporate ethics. During the period, the Group has further intensified its efforts to cultivate high ethical standards under review both officially and privately, and to create a solid corporate culture that protects against fraud and misconduct. Various programs to instill a consciousness of ethics throughout the organization include corporate ethics workshops for all levels of employees including top management, and awareness surveys to examine the extent to which these ideas have permeated the company.

(2) Approach to Global Environmental Protection

In compliance with relevant environmental laws and regulations, and in accordance with the NTT West Group Global Environment Charter, the NTT West Group has been making concerted efforts toward environmental protection, by addressing the reduction of environmental load and by ensuring strict compliance. Specifically, during the period under review, the NTT West Group participated in the “Team Minus 6%” campaign initiated by the central government, which is in line with the Kyoto Protocol. The company viewed this campaign as an opportunity to establish a corporate culture that places emphasis on curbing global warming. The NTT West Group also implemented the “Summer 28 Promotion,” a summer program to raise awareness about energy saving across the organization. This program includes the rule of “modest cooling temperature, 28 degrees Celsius,” with “light clothing in the workplace” during summer, and the running of a “modest heating (20 degrees Celsius) campaign during winter,” in order to reduce power consumption through various electricity-saving measures.

In addition, the NTT West Group has also been working on certification to ISO14001, the international standard for environmental management systems, in order to constantly improve its efforts to protect the environment and reduce environmental risks. NTT West’s strategy has been for each branch or office location to apply for certification independently under its own budget. During the period under review, the Kagoshima branch obtained the certification, the last among the 16 branches in the NTT West region to do so.

(3) Enhanced Information Security

Now that the Law Concerning the Protection of Personal Information has become fully effective, the need for proper handling of customer information is more important than ever. Against this backdrop, the NTT West Group stepped up its efforts to improve its information management systems and methods, by creating the “Information Security Promotion Center” to provide guidance across all group companies. The NTT West Group also conducted a caravan campaign, as well as on-site inspections of contractors, in order to implement stricter control systems and procedures based on the “Security Guidelines for Protection of Customer Information Held by Contractors.”

The NTT West Group’s efforts to enhance the protection of customer information have also included training sessions on information protection. The Group also checks employees’ level of understanding regarding protection of customer information, through mandatory self-evaluation testing on the Web (those in group companies, and temporary workers, must participate). Finally, the NTT West Group prepares and distributes “Q&As” on the protection of personal information, and “One-Point Advice” that summarizes the precautions users must take.

(4) Disaster Recovery Operations

To supplement the conventional Disaster Emergency Dengon (Message) Dial “171,” a method to record voice messages confirming the safety of people in affected regions, in August 2005 NTT West introduced the “Broadband Disaster Message Board” (web 171), which uses video and text, in order to take advantage of the recent diffusion of the Internet to improve the security, safety and reliability of the Group’s services.

For the victims of typhoons and the Fukuoka Seiho-oki Earthquake, NTT West waived the basic fees for the period during which the victims had no access to their telephones due to evacuation orders or to structural damage. For those who were forced to move from damaged buildings to temporary housing, NTT West also waived reinstallation charges.

Furthermore, NTT West has worked to maintain and improve the level of customer services throughout its entire service area. As a part of these efforts, NTT West created a system that reroutes heavily congested telephone calls to the Number “113” (repair service hotline) to the Number 113 centers in less affected regions, as a means to accept as many calls as possible during times of disaster/equipment failure.

In addition, for early detection and repair of facility malfunctions, in June 2005 NTT West set up a system to receive information from customers regarding problems and failures at facilities (equipment service hotline “110”), while developing an organizational structure in the NTT Group that also addresses this goal.

To lay the groundwork for the efforts described above, members of the NTT West Group have constantly worked together to advance the Group’s “Customer-First Activities,” with the goal of gaining customer confidence in the Group’s services.

As a result of the above efforts, operating revenue for the fiscal year amounted to 2029.6 billion yen (down 3.3% from the previous year), and ordinary income amounted to 56.5 billion yen (down 29.5% from the previous year). Net income totaled 32.6 billion yen (down 20.4% from the previous year), marking the fourth consecutive year of positive net income.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	March 31, 2006	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,920,524	2,920,831	306
Machinery and equipment	550,458	606,429	55,971
Antenna facilities	11,407	10,514	(893)
Terminal equipment	27,847	29,877	2,029
Local line facilities	826,738	829,435	2,697
Long-distance line facilities	8,497	7,198	(1,298)
Engineering facilities	647,060	631,497	(15,563)
Submarine line facilities	5,177	4,542	(634)
Buildings	555,067	520,264	(34,803)
Structures	21,591	19,643	(1,947)
Other machinery and equipment	1,911	1,693	(217)
Vehicles and vessels	152	152	0
Tools, furniture and fixtures	35,491	35,139	(352)
Land	190,870	187,357	(3,513)
Construction in progress	38,253	37,085	(1,167)
Intangible fixed assets	94,823	99,788	4,964
Total fixed assets-telecommunications businesses	3,015,348	3,020,619	5,271
Investments and other assets
Investment securities	9,490	7,780	(1,709)
Investments in subsidiaries and affiliated companies	12,218	60,626	48,407
Long-term prepaid expenses	2,978	2,707	(271)
Deferred income taxes	391,488	360,666	(30,821)
Other investments	9,689	12,335	2,646
Allowance for doubtful accounts	(713)	(1,638)	(924)
Total investments and other assets	425,151	442,478	17,327
Total fixed assets	3,440,499	3,463,098	22,598

Current assets:
Cash and bank deposits	111,479	90,274	(21,204)
Notes receivable	14	4	(9)
Accounts receivable, trade	379,119	333,158	(45,961)
Accounts receivable, other	69,341	19,003	(50,337)
Supplies	34,833	39,094	4,261
Advance payment	3,163	3,147	(16)
Prepaid expenses	6,480	5,484	(996)
Deferred income taxes	8,000	7,106	(893)
Other current assets	31,130	23,689	(7,441)
Allowance for doubtful accounts	(3,233)	(2,233)	1,000
Total current assets	640,329	518,729	(121,599)

TOTAL ASSETS	4,080,829	3,981,828	(99,001)

7

	(Millions of yen)
	March 31, 2005	March 31, 2006	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,055,194	1,058,132	2,938
Liability for employees’ severance payments	710,090	632,917	(77,173)
Other long-term liabilities	10,112	12,690	2,577
Total long-term liabilities	1,775,397	1,703,740	(71,656)

Current liabilities:
Current portion of long-term borrowings from parent company	200,090	193,746	(6,343)
Accounts payable, trade	167,218	133,973	(33,244)
Commercial paper	42,000	45,000	3,000
Accounts payable, other	269,332	248,807	(20,524)
Accrued expenses	24,995	22,711	(2,283)
Accrued taxes on income	2,481	1,101	(1,379)
Advance received	5,201	6,459	1,257
Deposit received	33,246	68,002	34,756
Unearned revenue	97	143	46
Other current liabilities	10,026	5,576	(4,450)
Total current liabilities	754,690	725,524	(29,165)

TOTAL LIABILITIES	2,530,087	2,429,264	(100,822)

SHAREHOLDERS’ EQUITY

Common stock	312,000	312,000	—

Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—

Earned surplus
Unappropriated retained earnings for the year	68,670	70,112	1,442
Total earned surplus	68,670	70,112	1,442

Net unrealized gains (losses) on securities	17	396	378

TOTAL SHAREHOLDERS’ EQUITY	1,550,741	1,552,563	1,821

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,080,829	3,981,828	(99,001)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	1,921,025	1,860,339	(60,686)
Operating expenses	1,846,367	1,823,115	(23,252)
Business expenses	473,107	469,461	(3,646)
Operations	25,273	23,193	(2,080)
Maintenance expenses	518,078	515,648	(2,429)
Overhead expenses	96,388	90,187	(6,200)
Administration	108,203	103,831	(4,371)
Experiment and research	56,717	52,190	(4,527)
Depreciation and amortization	422,032	420,818	(1,213)
Retirement of fixed assets	55,363	47,540	(7,822)
Communication network charges	19,040	29,209	10,168
Miscellaneous taxes	72,161	71,033	(1,128)
Operating income from telecommunications businesses	74,657	37,223	(37,434)

Supplementary businesses
Operating revenues	177,022	169,287	(7,735)
Operating expenses	181,531	174,470	(7,060)
Operating income (losses) from supplementary businesses	(4,508)	(5,183)	(674)

Operating income	70,148	32,040	(38,108)

Non-Operating revenues and expenses

Non-operating revenues:	56,074	66,633	10,558
Interest income	6	6	(0)
Dividends received	277	14,261	13,984
Lease income	47,648	46,459	(1,189)
Miscellaneous income	8,142	5,907	(2,235)
Non-operating expenses:	46,135	42,173	(3,962)
Interest expenses	19,264	17,273	(1,991)
Lease expenses	21,858	21,239	(619)
Miscellaneous expenses	5,012	3,660	(1,351)
Recurring profit	80,087	56,500	(23,586)

Special profits and losses

Special profits	10,170	18,188	8,017
Gain on sale of fixed assets	10,170	18,188	8,017
Special losses	7,181	—	(7,181)
Installment amortization of shortfall due to new retirement benefit accounting standard	7,181	—	(7,181)
Income before income taxes	83,077	74,689	(8,388)
Corporation, inhabitant, and enterprise taxes	(57,120)	10,534	67,654
Deferred tax expenses (benefits)	99,100	31,456	(67,643)
Net income	41,097	32,697	(8,399)
Unappropriated retained earnings brought forward	27,572	37,415	9,842
Unappropriated retained earnings for the year	68,670	70,112	1,442

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
I Cash flows from operating activities:
Income before income taxes	83,077	74,689	(8,388)
Depreciation and amortization	435,060	435,236	176
Loss on disposal of property, plant and equipment	33,319	27,308	(6,010)
Increase (decrease) in liability for employees’ severance payments	(80,346)	(77,173)	3,173
(Increase) decrease in accounts receivable	1,956	49,638	47,682
(Increase) decrease in inventories	4,606	(4,261)	(8,867)
Increase (decrease) in accounts payable and accrued expenses	(6,390)	(48,685)	(42,295)
(Increase) decrease in accounts consumption tax receivable	(62)	(2,743)	(2,680)
Increase (decrease) in accrued consumption tax payable	(2,652)	—	2,652
Other	(3,381)	8,416	11,797

Sub-total	465,187	462,426	(2,760)
Interest and dividends received	283	14,267	13,983
Interest paid	(19,698)	(17,326)	2,372
Income taxes received (paid)	52,439	54,661	2,222

Net cash provided by (used in) operating activities	498,212	514,029	15,817

II Cash flows from investing activities:
Payments for property, plant and equipment	(381,332)	(476,274)	(94,941)
Proceeds from sale of property, plant and equipment	13,567	15,264	1,696
Acquisition of investment securities	(3,678)	(49,646)	(45,968)
Proceeds from sale of investment securities	2,239	2,244	5
Other	(197)	(2,375)	(2,178)

Net cash provided by (used in) investing activities	(369,401)	(510,787)	(141,386)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	190,000	196,685	6,685
Payments for settlement of long-term debt	(276,201)	(200,090)	76,111
Net increase (decrease) in short-term borrowings	2,000	3,000	1,000
Dividends paid	(34,494)	(31,200)	3,294

Net cash provided by (used in) financing activities	(118,696)	(31,605)	87,090

IV Net increase (decrease) in cash and cash equivalents	10,114	(28,364)	(38,478)
V Cash and cash equivalents at beginning of year	118,806	128,920	10,114

VI Cash and cash equivalents at end of year	128,920	100,556	(28,364)

5. Proposal for Appropriation of Unappropriated Retained Earnings

	(Millions of yen)
	Year ended March 31, 2005		Year ended March 31, 2006
Unappropriated retained earnings for the year	68,670		70,112
Proposal of appropriation:
Cash dividends	31,200		31,200
	(¥5,000 per share	)	(¥5,000 per share	)
Bonuses paid to directors and corporate auditors	55		55
(Portion paid to corporate auditors)	(13)		(13)
Unappropriated retained earnings carried forward	37,415		38,857

6. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,369,195	1,259,541	(109,653)	(8.0)%
Monthly charge revenues*	872,886	780,312	(92,573)	(10.6)%
Call rates revenues*	198,733	179,099	(19,634)	(9.9)%
Interconnection call revenues*	209,544	210,827	1,282	0.6%
IP services revenues	180,326	229,572	49,246	27.3%
Leased circuit services revenues (excluding IP services revenues)	174,392	171,695	(2,696)	(1.5)%
Telegram services revenues	31,180	29,806	(1,373)	(4.4)%
Other telecommunications services revenues	165,929	169,721	3,791	2.3%

Telecommunications total revenues	1,921,025	1,860,339	(60,686)	(3.2)%

Related business total revenues	177,022	169,287	(7,735)	(4.4)%

Total operating revenues	2,098,048	2,029,626	(68,421)	(3.3)%

*	Partial listing only

7. Changes in Directors

1.	Candidates for New Directors

Masataka Isaji	General Manager, Okayama Branch

Tetsuya Shouji	Executive Manager, Personnel Department

2.	Directors Scheduled to Resign from Office

Hiroaki Takano	Executive Vice President	(Scheduled to enter NTT CARD SOLUTION CORP)

Fumio Takaesu	Senior Vice President	(Scheduled to enter NTT Neomeit Corporation)

Michitomo Ueno	Senior Vice President	(Scheduled to assume the position of Senior Advisor, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION)

3.	Persons Scheduled to Become Senior Directors

(1)	Scheduled to Become President

Shunzo Morishita

(2)	Scheduled to Become Senior Executive Vice Presidents

Tsutomu Ebe

Jun-ichi Yuuki

(3)	Scheduled to Become Executive Vice President

Shinichi Otake

4.	New Executives’ Positions and Organizational Responsibilities

New Positions and Organizational Responsibilities	Name	Current Positions and Organizational Responsibilities
Senior Executive Vice President	Tsutomu Ebe

Senior Executive Vice President

Executive Manager,
Broadband Services Promotion Headquarters

Responsible for:

Institutional Affairs

Corporate Strategy Planning Department

Accounts and Finance Department

Personnel Department Branches

Senior Executive Vice President	Jun-ichi Yuuki	Senior Executive Vice President Executive Manager, Fundamental Services Promotion Headquarters Responsible for: General Affairs Department Information Security

Executive Vice President	Shinichi Otake	Executive Vice President Executive Manager, Solution Business Headquarters Responsible for: Technology Department Plant Planning Department

Senior Vice President	Yukihiro Ozaki	Senior Vice President Executive Manager, Broadband Access Line Services Department, Broadband Services Promotion Headquarters

Senior Vice President	Shinji Jikuya	Senior Vice President Executive Manager, Broadband Application Services Department, Broadband Services Promotion Headquarters

New Positions and Organizational Responsibilities	Name	Current Positions and Organizational Responsibilities
Senior Vice President	Yasuyoshi Katayama	Senior Vice President Executive Manager, Fundamental Services Department, Fundamental Services Promotion Headquarters, and Executive Manager, Plant Planning Department

Senior Vice President	Takayuki Watanabe	Senior Vice President Executive Manager, Accounts and Finance Department

Senior Vice President	Takushi Itoh	Senior Vice President General Manager, Nagoya Branch

Senior Vice President	Akio Nishio	Senior Vice President Executive Manager, Solution Business Headquarters, and General Manager, Solution Business Department

Senior Vice President	Kazutoshi Murao	Senior Vice President Executive Manager, Corporate Strategy Planning Department Responsible for Interconnection Promotion Department

Senior Vice President	Masataka Isaji	General Manager, Okayama Branch

Senior Vice President	Tetsuya Shouji	Executive Manager, Personnel Department

Senior Vice President	Hiroo Unoura	Senior Vice President

(Notes)	•Among the candidates for Senior Vice President, Hiroo Unoura is a candidate for external director.

May 12, 2006

NTT Com Announces Financial Results

for Fiscal Year Ended March 31, 2006

TOKYO, JAPAN— NTT Communications (NTT Com) today announced its non-consolidated financial results for the fiscal year that ended March 31, 2006.

Operating revenues totaled 1,127.8 billion yen, up 3.5% or 37.8 billion yen year-on-year, and recurring profit was 71.8 billion yen, up 5.7% or 3.8 billion yen. Net income rose 27.8% or 6.8 billion yen to 31.4 billion yen, including special profits of 69.0 billion yen (comprising 43.7 billion yen from the sale of shares in Philippine Long Distance Telephone Co. and 22.3 billion yen in distributable income from the dissolution of NTT Investment Singapore Pte. Ltd.) and special losses of 46.1 billion yen (comprising revaluation losses of 11.5 billion yen on holdings in JSAT Inc., 19.1 billion yen on holdings in NTT USA, Inc. and 10.1 billion yen on holdings in NTT Europe Ltd.). All results are based on Japanese accounting principles.

BACKGROUND

The global market for information and communication technologies (ICT) experienced intensified competition because of technological innovation, economic globalization, and rapid progress in service convergence, including fixed and wireless communications convergence, communications and broadcasting convergence, and triple-play offerings of Internet access, VoIP and video service. Users continued to shift away from fixed-line phones, leased circuits, frame relay and other conventional services, toward VoIP, IP-VPN and other IP-based services.

Competition intensified and new markets emerged due to the massive reorganization of the telecom industry in the United States and increasing demands of multinational customers operating in China, India and other parts of Asia.

NTT Com, anticipating the business opportunities resulting from such developments, is attempting to meet sophisticated customers’ needs by providing comprehensive, one-stop ICT solutions and creating new business models.

BUSINESS STRATEGIES

Guided by its vision of becoming a “Global IP Solution Company,” NTT Com added ubiquitous services to its four core business domains - solution, network management, security and global services - and thereby moved closer to the goal of offering ubiquitous networking.

NTT Com also reorganized operations to enhance its customer focus and ability to respond more quickly to market changes. NTT Com reorganized company-wide value chains and business practices, and introduced training systems that better develop frontline empowerment and character quality. By placing top priority on customers and market needs in its business practices and services, NTT Com expects to increase revenue in strategic growth areas, and transform its earnings structure.

OPERATION RESULTS

As a result of these operations, revenues in voice (excluding IP services), IP and solution services showed steady growth while revenues in data service (excluding IP services) declined due to the severe competition and the shift toward inexpensive IP services.

In global services, the Global Business Division was established and subsidiaries were reorganized geographically into European, American and Asian regions, intended to strengthen competitiveness and earnings. A new Indian subsidiary enabled faster response to local needs.

NTT Com was recognized for offering the “Best Customer Care” at World Communications Awards 2005.

In solution services, corporate customers were offered one-stop solutions to reduce the total cost of ownership and improve productivity and operational efficiency. For individuals, the Company strengthened its lineup by offering expanded security services and the next-generation “OCN IPv6” service.

In network management services, NTT Com offered outsourcing solutions that simplify customers’ complicated networks and IT resources, while enhancing seamlessness and security. These were offered through seamless, secure services under a simplified, one-stop format for increased customer value.

In ubiquitous services, NTT Com offered value-added solutions converging fixed and mobile networks. The new “Smart Biz Kit” enabled users to securely access corporate internal systems via mobile devices.

In security services, NTT Com provided comprehensive security solutions using the latest ICT and IC-card technologies to control facility access, protect hardware assets, and prevent unauthorized breaches.

The Company responded to the newly implemented Personal Information Protection Law by providing related training for all employees, strictly prohibiting the removal of PCs from office premises, and running vendor checks. In view of the critical role of compliance to ethical business practices, promotion managers were assigned to oversee compliance and conduct compliance training for all directors and employees. In addition, the newly established Corporate Social Responsibility Committee issued its first CSR report.

1. Voice Services

Operating revenues from voice transmission services (excluding IP services) rose 7.3%, or 32.1 billion yen, to 472.7 billion yen. Despite the challenging conditions of the market, revenue rose with the help of various services including the Pl@tinum Line service and toll-free service.

2. IP Services

Operating revenues from IP services rose 9.2%, or 25.5 billion yen, to 303.8 billion yen. The number of subscribers to OCN-brand Internet access services totaled 5.29 million at the end of March 2006, aided by strong sales of the “OCN Hikari with FLET’S” service. “Integrated VPN” services, which offer various combinations of four different VPN services, also contributed to revenue growth.

3. Data Communications Services

Operating revenues from data communications services (excluding IP services) dropped 16.8%, or 35.8 billion yen, to 176.9 billion yen. Simple, highly reliable services helped to partly offset the decline in revenue due to users shifting to IP-VPN.

4. Solutions Services

Operating revenues from solutions services rose 10.5%, or 13.2 billion yen, to 139.0 billion yen, thanks to comprehensive solutions including data centers, security services and managed services (monitoring and operation).

5. Others

Other operating revenues, mainly for the leasing of facilities and resale of products, increased 8.5%, or 2.7 billion yen, to 35.2 billion yen.

Going forward, NTT Com intends to strengthen its core business domains, including marketing global security solutions and corporate mobile solutions, to provide customers with one-stop services, developing new business models and meeting business challenges as an ICT Solution Partner.

# # #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “World Communication Awards Best Customer Care - 2005.” For more information, please visit http://www.ntt.com.

For More Information

(Mr.) Noboru Takeuchi, (Mr.) Makoto Inoue or (Mr.) Hidenori Tsuruta

Accounts and Finance Department, NTT Communications

Tel : +81 3 6700 4311

E-mail : infoaf@ntt.com

Attachment 1

Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	March 31, 2006	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets—telecommunications businesses
Property, plant and equipment	515,409	487,365	(28,043)
Machinery and equipment	169,185	167,105	(2,080)
Antenna facilities	7,669	4,010	(3,658)
Terminal equipment	3,680	3,064	(616)
Local line facilities	440	950	509
Long-distance line facilities	14,846	12,676	(2,170)
Engineering facilities	78,693	74,474	(4,218)
Submarine line facilities	10,084	7,080	(3,004)
Buildings	141,234	134,442	(6,791)
Structures	4,450	4,205	(244)
Other machinery and equipment	400	301	(99)
Vehicles and vessels	79	50	(28)
Tools, furniture and fixtures	33,822	29,280	(4,541)
Land	40,450	39,214	(1,235)
Construction in progress	10,370	10,507	136
Intangible fixed assets	125,321	154,214	28,893
Total fixed assets—telecommunications businesses	640,730	641,580	849
Investments and other assets
Investment securities	77,394	103,625	26,230
Investment in capital	121	30	(90)
Investments in subsidiaries and affiliated companies	152,220	103,033	(49,186)
Long-term loans	451	338	(112)
Long-term loans to subsidiaries	38,821	74,299	35,478
Long-term prepaid expenses	1,610	1,470	(139)
Deferred income taxes	305,557	162,895	(142,661)
Other investments and assets	17,892	18,523	631
Allowance for doubtful accounts	(363)	(571)	(208)
Total investments and other assets	593,705	463,647	(130,058)
Total fixed assets	1,234,435	1,105,227	(129,208)

Current assets:
Cash and bank deposits	61,084	72,791	11,707
Notes receivable	256	251	(5)
Accounts receivable, trade	176,443	176,084	(358)
Accounts receivable, other	11,969	93,341	81,372
Securities	10	19	9
Supplies	10,669	8,621	(2,048)
Advance payment	3,985	5,016	1,030
Prepaid expenses	1,341	1,753	412
Deferred income taxes	7,900	4,666	(3,233)
Short-term loans	24,705	204	(24,500)
Other current assets	10,128	8,202	(1,926)
Allowance for doubtful accounts	(1,716)	(1,792)	(75)
Total current assets	306,776	369,160	62,384

TOTAL ASSETS	1,541,212	1,474,387	(66,824)

	(Millions of yen)
	March 31, 2005	March 31, 2006	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	678,813	688,124	9,311
Liability for employees’ retirement benefits	73,380	72,783	(597)
Other long-term liabilities	3,965	12,328	8,363
Total long-term liabilities	756,159	773,236	17,077

Current liabilities:
Current portion of long-term borrowings from parent company	82,530	76,167	(6,362)
Accounts payable, trade	60,265	40,822	(19,442)
Short-term borrowings	644	—	(644)
Accounts payable, other	178,524	136,238	(42,285)
Accrued expenses	8,005	8,401	395
Accrued taxes on income	12,007	—	(12,007)
Advance received	15,712	3,975	(11,737)
Deposit received	3,901	4,370	468
Unearned revenue	81	122	41
Other current liabilities	18,273	1,795	(16,477)
Total current liabilities	379,947	271,894	(108,052)

TOTAL LIABILITIES	1,136,107	1,045,131	(90,975)

SHAREHOLDERS’ EQUITY

Common stock	211,650	211,650	—

Capital surplus
Additional paid-in capital	119,149	119,149	—
Total capital surplus	119,149	119,149	—

Earned surplus
Unappropriated retained earnings	41,231	63,925	22,694
Total earned surplus	41,231	63,925	22,694

Net unrealized gains (losses) on securities	33,074	34,531	1,457

TOTAL SHAREHOLDERS’ EQUITY	405,105	429,256	24,151

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,541,212	1,474,387	(66,824)

Attachment 2

Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	968,438	998,877	30,439
Operating expenses	895,223	934,861	39,638
Business expenses	277,966	282,607	4,640
Maintenance expenses	88,832	89,640	808
Overhead expenses	12,661	12,261	(400)
Administrative expenses	84,714	73,880	(10,834)
Experiment and research expenses	22,411	19,535	(2,876)
Depreciation and amortization	115,275	121,321	6,046
Loss on retirement of fixed assets	17,301	12,883	(4,417)
Communication network charges	264,349	310,403	46,053
Taxes and public dues	11,711	12,328	617
Operating income from telecommunications businesses	73,214	64,015	(9,199)

Supplementary businesses
Operating revenues	121,634	129,016	7,382
Operating expenses	124,972	125,470	497
Operating income (losses) from supplementary businesses	(3,338)	3,546	6,885

Operating income	69,876	67,562	(2,313)

Non-operating revenues and expenses

Non-operating revenues:	26,166	30,727	4,560
Interest income	1,539	2,927	1,388
Dividends received	982	4,314	3,331
Lease and rental income	18,945	18,093	(851)
Miscellaneous income	4,699	5,392	692
Non-operating expenses:	28,082	26,457	(1,625)
Interest expenses	14,468	14,432	(36)
Lease and rental expenses	9,024	8,640	(384)
Miscellaneous expenses	4,589	3,385	(1,203)
Recurring profit	67,959	71,831	3,871

Special profits and losses

Special profits	4,094	69,060	64,965
Gain on sale of investments in affiliated companies	4,094	—	(4,094)
Gain on liquidation of a subsidiary	—	22,327	22,327
Gain on sale of investment securities	—	43,754	43,754
Gain on sale of fixed assets	—	2,977	2,977
Special losses	25,022	46,103	21,080
Write-off of investments in affiliated companies	25,022	41,420	16,398
Loss on disposal of property, plant and equipment	—	2,407	2,407
Other	—	2,275	2,275
Income before income taxes	47,032	94,788	47,755
Corporation, inhabitant, and enterprise taxes	37,420	(81,563)	(118,983)
Deferred tax expenses (benefits)	(15,000)	144,895	159,895
Net income	24,612	31,455	6,843
Retained earnings brought forward	16,618	32,469	15,851
Unappropriated retained earnings	41,231	63,925	22,694

Attachment 3

Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)
I Cash flows from operating activities:
Income before income taxes	47,032	94,788	47,755
Depreciation and amortization	123,494	127,899	4,404
Loss on disposal of property, plant and equipment	13,822	10,545	(3,277)
Increase (decrease) in allowance for doubtful accounts	(325)	283	609
Increase (decrease) in liability for employees’ retirement benefits	(1,035)	(597)	438
Write-off of investments in affiliated companies	25,022	41,420	16,398
(Increase) decrease in accounts receivable	(3,934)	(578)	3,355
(Increase) decrease in inventories	(2,225)	2,048	4,273
Increase (decrease) in accounts payable and accrued expenses	25,228	(38,604)	(63,833)
Increase (decrease) in accrued consumption tax payable	(269)	2,987	3,257
Other	10,044	(54,986)	(65,031)

Sub-total	236,854	185,206	(51,648)
Interest and dividends received	2,222	6,738	4,516
Interest paid	(14,733)	(14,046)	687
Income taxes received (paid)	9,159	(42,588)	(51,748)

Net cash provided by (used in) operating activities	233,503	135,309	(98,193)

II Cash flows from investing activities:
Payments for property, plant and equipment	(155,158)	(146,320)	8,838
Proceeds from sale of property, plant and equipment	3,011	8,724	5,712
Acquisition of investment securities	(1,603)	(5,128)	(3,525)
Proceeds from sale of investment securities	7,728	56,396	48,667
Payments for long-term loans	(8,783)	(30,188)	(21,404)
Proceeds from long-term loans receivable	409	24,060	23,651
(Increase) decrease in short-term loan	(365)	(647)	(282)
Other	(34)	(810)	(776)

Net cash provided by (used in) investing activities	(154,794)	(93,915)	60,879

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	8,783	80,188	71,404
Payments for settlement of long-term debt	(98,297)	(82,530)	15,767
Net increase (decrease) in short-term borrowings	15,246	(18,644)	(33,890)
Dividends paid	(8,811)	(8,700)	111

Net cash provided by (used in) financing activities	(83,078)	(29,685)	53,392

IV Effect of exchange rate changes on cash and cash equivalents	9	(1)	(11)
V Net increase (decrease) in cash and cash equivalents	(4,359)	11,707	16,066
VI Cash and cash equivalents at beginning of year	65,444	61,084	(4,359)

VII Cash and cash equivalents at end of year	61,084	72,791	11,707

Attachment 4

Proposal for Appropriation of Retained Earnings

	(Millions of yen)
	Year ended March 31, 2005		Year ended March 31, 2006
Unappropriated retained earnings for the year	41,231		63,925

Proposal for appropriation:
Cash dividends	8,700 (¥5,000 per share	)	8,700 (¥5,000 per share	)
Bonuses to directors and corporate auditors	61		62
(Portion to corporate auditors)	(10)		(10)
Unappropriated retained earnings carried forward	32,469		55,163

Attachment 5

Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
	Year ended March 31, 2005	Year ended March 31, 2006	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	440,655	472,774	32,119	7.3
IP services revenues	278,315	303,845	25,529	9.2
Open Computer Network services revenues*	133,475	138,218	4,742	3.6
IP-Virtual Private Network services revenues*	63,198	68,748	5,550	8.8
Wide-Area Ethernet services revenues*	35,086	43,516	8,429	24.0
Data communications revenues (excluding IP services revenues)	212,751	176,907	(35,844)	(16.8)
Leased circuit services revenues*	135,642	114,950	(20,692)	(15.3)
Solution services revenues	125,829	139,094	13,265	10.5
Others	32,520	35,272	2,751	8.5

Total operating revenues	1,090,072	1,127,893	37,821	3.5

*	Partial listing only

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2005	As of March 31, 2006
Myline registrations for inter-prefectural long-distance calls	25,153,000 (subscriber market share: 60.7%)	25,873,000 (subscriber market share: 66.4%)
Myline registrations for international calls	21,388,000 (subscriber market share: 57.3%)	22,413,000 (subscriber market share: 63.5%)

Traffic

	April 1, 2004 to March 31, 2005	April 1, 2005 to March 31, 2006
Traffic*
Numbers of calls	8.04 billion	**
Duration of calls	360 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2005	As of March 31, 2006
OCN service subscribers	4,640,000	5,286,000

Main network services for business customers

	As of March 31, 2005	As of March 31, 2006
Business customers of main network services	354,000	372,000
Leased circuits	41,000	35,000
Frame relay / Cell relay	39,000	31,000
IP-VPN	93,000	98,000
OCN Internet access	150,000	163,000
Ethernet services (e-VLAN)	22,000	28,000

Data centers

	As of March 31, 2005	As of March 31, 2006
Colocation service users	460	480
Data centers*	67 in Japan 27 overseas	67 in Japan 25 overseas
Total size of domestic data centers	Approx. 56,000 m2	Approx. 58,000 m2

Note: Domestic centers are those that have applied for Information Security Management System approval.

Attachment 6

NTT COMMUNICATIONS’ NEW BOARD OF DIRECTORS

(Subject to Shareholders’ Approval)

President and CEO

Hiromi Wasai

Senior Executive Vice Presidents

Masayuki Nomura

Masaki Mitsumura

Executive Vice Presidents

Masae Tamura

Osamu Inoue

Senior Vice Presidents

Koichi Maeda

Sadao Maki

Mitsuo Murakami

Mikio Doi (Executive Manager, Customer Service Department)*

Haruhiko Yamada (Executive Manager, Corporate Planning Department)*

Toshimune Okihara (General Manager, Manufacturing & Supply Chain Sales Department I, Enterprise Sales Division I)*

Masanobu Suzuki

Tetsuya Obata

Takao Nakajima (Senior Executive Vice President, NTT Resonant Inc.)*

Statutory Auditors

Kenichi Shiraishi

Yutaka Yamaga

Hideo Maekawa (Senior Executive Vice President, Hibiya Engineering, Ltd.)*

Outgoing Executive Vice President

Yo Yusa

Outgoing Senior Vice Presidents

Masayuki Nakagawa

Akira Yabiki

Tatsuo Kawasaki

Outgoing Statutory Auditor

Kikuo Mito

Note	1: *First-time candidate

Note	2: Tetsuya Obata is a candidate for external director.

Note	3: Hideo Maekawa is a candidate for external statutory auditor.

Note	4: Retirement of statutory auditor Kikuo Mito will become effective at the end of the Seventh Annual General Shareholders’ Meeting on June 23, 2006.

May 12, 2006

Nippon Telegraph and Telephone Corporation

Supplementary Data

Annual Results for Fiscal Year Ended March 31, 2006

The forecasts included herein are forward-looking statements about the future performance of NTT, which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT group makes no representation or warranty as to the accuracy or completeness of these figures.

1. Number of Subscribers
	(thousands)
	A As of Mar. 31, 2005	B As of Mar. 31, 2006		C As of Mar. 31, 2007 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Line	50,321	46,911	(3,410)	41,921	(4,990)
NTT East	24,925	23,109	(1,816)	20,488	(2,620)
NTT West	25,396	23,802	(1,594)	21,432	(2,370)
INS-Net	8,467	7,859	(608)	6,926	(933)
NTT East	4,425	4,111	(314)	3,631	(480)
NTT West	4,042	3,748	(293)	3,295	(454)
INS-Net 64	7,885	7,277	(608)	6,361	(916)
NTT East	4,056	3,743	(314)	3,266	(477)
NTT West	3,829	3,534	(295)	3,095	(439)
INS-Net 1500	58	58	0	57	(2)
NTT East	37	37	(0)	37	(0)
NTT West	21	21	0	20	(1)
Telephone Subscriber Line + INS-Net	58,788	54,770	(4,018)	48,847	(5,923)
NTT East	29,350	27,220	(2,130)	24,120	(3,100)
NTT West	29,438	27,550	(1,888)	24,727	(2,823)
FLET’S ISDN	769	616	(153)	455	(161)
NTT East	413	332	(81)	242	(90)
NTT West	356	284	(72)	213	(71)
FLET’S ADSL	5,208	5,682	474	5,582	(100)
NTT East	2,833	3,001	167	2,901	(100)
NTT West	2,374	2,682	307	2,682	0
B FLET’S	1,665	3,419	1,754	6,119	2,700
NTT East	885	1,889	1,004	3,389	1,500
NTT West	779	1,530	750	2,730	1,200
Optical IP Phone Services	4	867	863	2,967	2,100
NTT East	4	471	467	1,671	1,200
NTT West	0	396	396	1,296	900
Conventional Leased Circuit	464	420	(44)	385	(35)
NTT East	240	215	(25)	193	(23)
NTT West	223	205	(19)	192	(12)
High Speed Digital	386	315	(70)	266	(49)
NTT East	211	175	(36)	142	(33)
NTT West	175	141	(34)	125	(16)
NTT Group Major ISPs	6,882	7,737	855	8,200	463
OCN*	4,640	5,286	646	5,500	214
Plala*	1,930	2,138	208	2,300	162
Cellular	48,825	51,144	2,319	52,900	1,756
FOMA*	11,501	23,463	11,963	35,000	11,537
i-mode	44,021	46,360	2,339	47,900	1,540
FOMA*	11,353	22,914	11,561	—	—
PHS	1,314	771	(543)	320	(451)

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
	3	No. of B FLET’S includes FLET’S Hikari Premium provided by NTT West.
	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.
	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.
	6	No. of communication module service subscribers is included in the No. of mova subscribers. Communication module service subscribers were 544,000 as of Mar. 31, 2005, 665,000 as of Mar. 31, 2006, and are forecast to be 990,000 as of Mar. 31, 2007.

	*	Partial listing only.

2. Number of Employees
	A As of Mar. 31, 2005	B As of Mar. 31, 2006		C As of Mar. 31, 2007 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	201,500	199,100	(2,400)	194,600	(4,500)

Core Group Companies
NTT (Holding)	2,800	2,750	(50)	2,750	0
NTT East	14,200	8,150	(6,050)	7,900	(250)
NTT West	12,850	12,250	(600)	11,550	(700)
NTT Communications	7,700	7,650	(50)	7,700	50
NTT DATA (Consolidated)	18,700	21,300	2,600	21,850	550
NTT DoCoMo (Consolidated)	21,550	21,650	100	21,500	(150)

(Reference) “Outsourcing Companies”
East Outsourcing Companies	46,050	45,400	(650)	42,850	(2,550)
West Outsourcing Companies	50,650	48,800	(1,850)	46,000	(2,800)

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired / will retire at the end of a fiscal year and were rehired / will be rehired at the beginning of the next fiscal year.
	2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired / will retire at the end of a fiscal year and were rehired / will be rehired at the beginning of the next fiscal year, as described below:
		– As of Mar. 31, 2005 (East Outsourcing Companies : 2,550 employees, West Outsourcing Companies : 2,600 employees)
		– As of Mar. 31, 2006 (East Outsourcing Companies : 2,600 employees, West Outsourcing Companies : 2,400 employees)
		– As of Mar. 31, 2007 (Forecast) (East Outsourcing Companies : 2,000 employees, West Outsourcing Companies : 1,950 employees)
	3	Because of the structural reform of East Outsourcing Companies on Jul. 1, 2005, 5,000 employees moved from NTT East to East Outsourcing Companies, 650 employees moved from NTT East to NTT ME, and 4,000 employees moved from East Outsourcing Companies to NTT ME. The number of employees of NTT ME was 850 as of Mar. 31, 2005 and 4,950 as of Mar. 31, 2006.

3. Capital Investment
	(billions of yen)
	A	B		C
	Year Ended Mar. 31, 2005	Year Ended Mar. 31, 2006		Year Ending Mar. 31, 2007 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	2,057.4	2,191.9	134.5	2,140.0	(51.9)

Subsidiaries
NTT (Holding)	22.7	25.5	2.8	49.0	23.5
NTT East	399.1	422.2	23.0	410.0	(12.2)
NTT West	397.8	462.9	65.1	400.0	(62.9)
NTT Communications	143.6	145.6	1.9	110.0	(35.6)
NTT DATA (Consolidated)	110.8	112.1	1.3	130.0	17.9
NTT DoCoMo (Consolidated)	861.5	887.1	25.6	905.0	17.9

Details of Capital Investment
NTT (Holding)	22.7	25.5	2.8	49.0	23.5
R&D Facilities	16.3	22.8	6.4	45.0	22.2
Joint Facilities, etc.	6.3	2.7	(3.5)	4.0	1.3
NTT East	399.1	422.2	23.0	410.0	(12.2)
Expansion and Improvement	363.4	384.1	20.7	388.0	3.9
Voice Transmission	244.1	254.8	10.6	257.0	2.2
Data Transmission	46.2	42.8	(3.3)	40.0	(2.8)
Leased Circuit	71.8	86.3	14.4	90.0	3.7
Telegraph	1.1	0.1	(0.9)	1.0	0.9
R&D Facilities	4.6	3.6	(1.0)	4.0	0.4
Joint Facilities, etc.	31.0	34.3	3.3	18.0	(16.3)
NTT West	397.8	462.9	65.1	400.0	(62.9)
Expansion and Improvement	379.5	449.4	69.8	387.0	(62.4)
Voice Transmission	277.9	275.5	(2.3)	244.0	(31.5)
Data Transmission	33.2	75.4	42.1	48.0	(27.4)
Leased Circuit	67.4	98.2	30.8	94.0	(4.2)
Telegraph	0.9	0.1	(0.8)	1.0	0.9
R&D Facilities	2.1	1.1	(0.9)	3.0	1.9
Joint Facilities, etc.	16.1	12.3	(3.8)	10.0	(2.3)
NTT Communications	143.6	145.6	1.9	110.0	(35.6)
Expansion and Improvement	78.9	72.7	(6.2)	70.0	(2.7)
Voice Transmission	60.7	55.4	(5.3)	53.0	(2.4)
Data Transmission	11.3	13.2	1.8	14.0	0.8
Leased Circuit	6.8	4.0	(2.7)	3.0	(1.0)
R&D Facilities	23.5	43.1	19.6	4.0	(39.1)
Joint Facilities, etc.	41.1	29.7	(11.4)	36.0	6.3

Optical Access Network Investment
NTT East	143.0	175.0	32.0	Approx. 190.0	15.0
coverage rate (%)	84%	86%		88%
NTT West	140.0	174.0	34.0	Approx. 160.0	(14.0)
coverage rate (%)	83%	86%		87%

Note: Figures for NTT East and NTT West include figures for Optical Access Network Investment.

4. Financial Results and Projections (NTT Consolidated, NTT (Holding))
	(billions of yen)
	A Year Ended Mar. 31, 2005	B Year Ended Mar. 31, 2006		C Year Ending Mar. 31, 2007 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,805.9	10,741.1	(64.7)	10,800.0	58.9
Fixed Voice Related Services	3,578.1	3,382.7	(195.4)	—	—
Mobile Voice Related Services	3,216.1	3,125.8	(90.3)	—	—
IP/Packet Communications Services	1,772.7	1,953.3	180.5	—	—
Sales of Telecommunications Equipment	688.1	592.2	(95.9)	—	—
Systems Integration	910.3	976.6	66.3	—	—
Other Services	640.6	710.6	70.0	—	—
Operating Expenses	9,594.7	9,550.4	(44.2)	9,600.0	49.6
Cost of Services (exclusive of items shown separately below)	2,349.2	2,297.3	(51.9)	—	—
Cost of equipment sold (exclusive of items shown separately below)	1,260.3	1,236.5	(23.8)	—	—
Cost of systems integration (exclusive of items shown separately below)	592.0	629.7	37.7	—	—
Depreciation and amortization	2,141.7	2,110.9	(30.8)	—	—
Impairment loss	44.3	6.1	(38.2)	—	—
Selling, general and administrative expenses	3,207.2	3,269.9	62.7	—	—
Operating Income	1,211.2	1,190.7	(20.5)	1,200.0	9.3
Income before Income Taxes	1,723.3	1,305.9	(417.4)	1,175.0	(130.9)
Net Income	710.2	498.7	(211.5)	500.0	1.3
Personnel	2,025.6	1,977.9	(47.7)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	4,926.7	5,050.5	123.7	—	—
Loss on disposal of property, plant and equipment	230.2	178.2	(52.0)	—	—
Other expenses	226.1	226.8	0.7	—	—
Total	7,408.6	7,433.4	24.7	—	—

NTT (Holding) (JPN GAAP)
Operating Revenues	323.2	339.3	16.1	357.0	17.6
Operating Expenses	179.5	170.6	(8.9)	164.0	(6.6)
Operating Income	143.7	168.7	25.0	193.0	24.2
Non-Operating Revenues	69.4	64.7	(4.7)	61.0	(3.7)
Non-Operating Expenses	61.4	61.5	0.0	56.0	(5.5)
Recurring Profit	151.7	171.9	20.2	198.0	26.0
Net Income	455.6	394.0	(61.6)	196.0	(198.0)

4. Financial Results and Projections (NTT East, NTT West)
	(billions of yen)
	A Year Ended Mar. 31, 2005	B Year Ended Mar. 31, 2006		C Year Ending Mar. 31, 2007 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	2,180.9	2,125.3	(55.5)	2,057.0	(68.3)
Voice Transmission Services (excluding IP)	1,401.4	1,294.0	(107.3)	1,156.0	(138.0)
IP Services	211.3	270.7	59.4	361.0	90.2
Leased Circuit (excluding IP)	208.7	198.0	(10.6)	181.0	(17.0)
Telegraph	27.2	25.9	(1.2)	24.0	(1.9)
Others	175.9	178.8	2.9	335.0	(1.4)
Related Business	156.2	157.5	1.2
Operating Expenses	2,093.1	2,059.3	(33.8)	1,992.0	(67.3)
Personnel	206.5	163.3	(43.2)	143.0	(20.3)
Cost of services and equipment sold, and selling, general and administrative expenses	1,275.3	1,324.6	49.2	1,300.0	(24.6)
Depreciation and amortization	469.8	453.5	(16.3)	424.0	(29.5)
Loss on disposal of property, plant and equipment	63.7	41.2	(22.4)	50.0	8.7
Taxes and public dues	77.6	76.6	(0.9)	75.0	(1.6)
Operating Income	87.7	65.9	(21.7)	65.0	(0.9)
Non-Operating Revenues	61.0	63.2	2.2	58.0	(5.2)
Non-Operating Expenses	51.1	45.0	(6.1)	43.0	(2.0)
Recurring Profit	97.6	84.2	(13.4)	80.0	(4.2)
Net Income	58.1	51.2	(6.8)	48.0	(3.2)

NTT West (JPN GAAP)
Operating Revenues	2,098.0	2,029.6	(68.4)	1,974.0	(55.6)
Voice Transmission Services (excluding IP)	1,369.1	1,259.5	(109.6)	1,135.0	(124.5)
IP Services	180.3	229.5	49.2	309.0	79.4
Leased Circuit (excluding IP)	174.3	171.6	(2.6)	167.0	(4.6)
Telegraph	31.1	29.8	(1.3)	28.0	(1.8)
Others	165.9	169.7	3.7	335.0	(4.0)
Related Business	177.0	169.2	(7.7)
Operating Expenses	2,027.8	1,997.5	(30.3)	1,952.0	(45.5)
Personnel	195.1	182.7	(12.4)	170.0	(12.7)
Cost of services and equipment sold, and selling, general and administrative expenses	1,277.6	1,269.5	(8.1)	1,244.0	(25.5)
Depreciation and amortization	425.8	425.1	(0.6)	430.0	4.8
Loss on disposal of property, plant and equipment	56.1	48.2	(7.9)	36.0	(12.2)
Taxes and public dues	73.0	71.9	(1.1)	72.0	0.0
Operating Income	70.1	32.0	(38.1)	22.0	(10.0)
Non-Operating Revenues	56.0	66.6	10.5	51.0	(15.6)
Non-Operating Expenses	46.1	42.1	(3.9)	43.0	0.8
Recurring Profit	80.0	56.5	(23.5)	30.0	(26.5)
Net Income	41.0	32.6	(8.3)	17.0	(15.6)

Note :	Operating Revenues from Voice Transmission Services of NTT East and NTT West for the fiscal year ended Mar. 31, 2006 include Monthly Charges, Call Rates and Interconnection Rates of 801.1 billion yen, 183.9 billion yen and 213.1 billion yen, and 780.3 billion yen, 179.0 billion yen and 210.8 billion yen, respectively.

4. Financial Results and Projections (NTT Communications, NTT Data, NTT DoCoMo)
	(billions of yen)
	A Year Ended Mar. 31, 2005	B Year Ended Mar. 31, 2006		C Year Ending Mar. 31, 2007 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,090.0	1,127.8	37.8	1,103.0	(24.8)
Voice Transmission Services (excluding IP)	440.6	472.7	32.1	433.0	(39.7)
IP Services	278.3	303.8	25.5	327.0	23.1
Data Transmission Services (excluding IP)	212.7	176.9	(35.8)	160.0	(16.9)
Leased Circuit*	135.6	114.9	(20.6)	106.0	(8.9)
Solutions Business	125.8	139.0	13.2	152.0	12.9
Others	32.5	35.2	2.7	31.0	(4.2)
Operating Expenses	1,020.1	1,060.3	40.1	1,035.0	(25.3)
Personnel	86.5	84.9	(1.5)	86.0	1.0
Cost of services and equipment sold, and selling, general and administrative expenses	514.3	507.6	(6.7)	795.0	(28.8)
Communication Network Charges	269.2	316.2	47.0
Depreciation and amortization	120.2	125.6	5.3	125.0	(0.6)
Loss on disposal of property, plant and equipment	17.7	13.0	(4.6)	16.0	2.9
Taxes and public dues	12.0	12.8	0.7	13.0	0.1
Operating Income	69.8	67.5	(2.3)	68.0	0.4
Non-Operating Revenues	26.1	30.7	4.5	26.0	(4.7)
Non-Operating Expenses	28.0	26.4	(1.6)	26.0	(0.4)
Recurring Profit	67.9	71.8	3.8	68.0	(3.8)
Net Income	24.6	31.4	6.8	44.0	12.5

NTT Data Consolidated (JPN GAAP)
Operating Revenues	854.1	907.2	53.1	1,000.0	92.8
Systems Integration Business	689.8	720.0	30.2	791.0	71.0
Network System Business	56.6	62.1	5.5	68.0	5.9
Others	186.5	210.7	24.2	226.0	15.3
Elimination or corporate	(78.8)	(85.7)	(6.9)	(85.0)	0.7
Cost of Sales	648.3	682.2	33.8	750.0	67.8
Gross Profit	205.7	225.0	19.2	250.0	25.0
Selling and General Expense	166.4	178.1	11.7	175.0	(3.1)
Operating Income	39.2	46.8	7.5	75.0	28.2
Non-Operating Income (loss)	(7.1)	(4.8)	2.2	(6.0)	(1.2)
Recurring Profit	32.1	42.0	9.8	69.0	27.0
Net Income	20.1	28.1	8.0	43.0	14.9

NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	4,844.6	4,765.9	(78.7)	4,838.0	72.1
Wireless Services	4,296.5	4,295.9	(0.7)	4,311.0	15.1
Cellular Services*	4,147.0	4,158.1	11.2	4,176.0	17.9
Voice	3,086.3	3,038.7	(47.6)	2,979.0	(59.7)
Packet Communications	1,060.7	1,119.5	58.8	1,197.0	77.5
PHS*	60.3	40.9	(19.3)	21.0	(19.9)
Others	89.3	96.8	7.5	114.0	17.2
Equipment sales	548.1	470.0	(78.1)	527.0	57.0
Operating Expenses	4,060.4	3,933.2	(127.2)	4,028.0	94.8
Personnel	251.4	250.3	(1.1)	252.0	1.7
Cost of services and equipment sold, and selling, general and administrative expenses	2,539.2	2,484.8	(54.4)	2,564.0	79.2
Depreciation and amortization	735.4	737.1	1.6	753.0	15.9
Impairment loss	60.4	1.1	(59.3)	—	(1.1)
Loss on disposal of property, plant and equipment	65.5	54.7	(10.8)	52.0	(2.7)
Communication Network Charges	372.4	368.5	(3.9)	370.0	1.5
Taxes and public dues	36.1	36.7	0.7	37.0	0.3
Operating Income	784.2	832.6	48.5	810.0	(22.6)
Non-Operating Income (loss)	504.1	119.7	(384.4)	5.0	(114.7)
Income before Tax	1,288.2	952.3	(335.9)	815.0	(137.3)
Net Income	747.6	610.5	(137.1)	488.0	(122.5)

Notes :	1	Operating Revenues of NTT Communications for the fiscal year ended Mar. 31, 2006 include revenues from telephone subscriber lines (268.1 billion yen) for Voice Transmission (excluding IP), revenues from OCN (138.2 billion yen), IP-VPN (68.7 billion yen) and e-VLAN (43.5 billion yen) for IP Services, revenues from Frame Relay / Cell Relay (21.7 billion yen) for Data Transmission, and revenues from conventional leased circuits (11.2 billion yen) and high-speed digital (56.6 billion yen) for Leased Circuit.
	2	NTT Communications Major Revenues by Service for the fiscal year ended Mar. 31, 2006 are : Voice Transmission Services (487.7 billion yen), Data Transmission Services (350.7 billion yen), Leased Circuit (114.9 billion yen), Others (45.3 billion yen), and Related Business (129.0 billion yen).
	3	For periods beginning after Mar. 31, 2005 of NTT DoCoMo, Quickcast services revenues, which were presented separately in the past, are included in “Others,” and international services revenues, which were previously included in “Others,” are included in “Cellular services”. (Quickcast services revenues are reclassified and included in “Others,” and international services revenues are reclassified and included in “Cellular services” for the fiscal year ended Mar. 31, 2005).

	*	Partial listing only.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(yen)
	Year Ended Mar. 31, 2005	Year Ended Mar. 31, 2006	Year Ending Mar. 31, 2007 (Forecast)	1st Quarter Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	2nd Quarter Ended Sept. 30, 2005 (From Jul. to Sept., 2005)	3rd Quarter Ended Dec. 31, 2005 (From Sept. to Dec., 2005)	4th Quarter Ended Mar. 31, 2006 (From Jan. to Mar., 2006)
NTT East
Telephone Subscriber Lines ARPU	2,920	2,780	2,770	2,770	2,780	2,790	2,770
ISDN Subscriber Lines ARPU	5,510	5,530	5,550	5,550	5,540	5,560	5,490

NTT West
Telephone Subscriber Lines ARPU	2,830	2,680	2,660	2,670	2,690	2,690	2,670
ISDN Subscriber Lines ARPU	5,480	5,380	5,400	5,400	5,390	5,400	5,340

NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,200	6,910	6,690	6,940	7,050	6,920	6,720
Voice ARPU (FOMA+mova)	5,330	5,030	4,760	5,120	5,170	5,040	4,780
Packet ARPU (FOMA+mova)	1,870	1,880	1,930	1,820	1,880	1,880	1,940
i-mode ARPU (FOMA+mova)*	1,870	1,870	1,910	1,810	1,870	1,860	1,920
ARPU generated purely from i-mode (FOMA+mova)	2,060	2,040	2,070	1,990	2,050	2,030	2,090
Cellular Aggregate ARPU (FOMA)	9,650	8,700	7,790	9,090	9,050	8,650	8,260
Voice ARPU (FOMA)	6,380	5,680	5,090	5,990	5,970	5,660	5,330
Packet ARPU (FOMA)	3,270	3,020	2,700	3,100	3,080	2,990	2,930
i-mode ARPU (FOMA)*	3,220	2,980	2,660	3,070	3,050	2,960	2,910
ARPU generated purely from i-mode (FOMA)	3,260	3,040	2,740	3,110	3,100	3,020	2,970
Cellular Aggregate ARPU (mova)	6,800	5,970	5,240	6,190	6,140	5,910	5,540
Voice ARPU (mova)	5,160	4,680	4,320	4,820	4,810	4,680	4,370
i-mode ARPU (mova)	1,640	1,290	920	1,370	1,330	1,230	1,170
ARPU generated purely from i-mode (mova)	1,850	1,460	1,080	1,550	1,510	1,400	1,340

Notes:	1	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

—     ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

— ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.
	2	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.
	3	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	4	From the three months ended Jun. 30, 2005, calls from fixed telephones of NTT East or West to mobile phones with a dialing Carrier Identification Code are billed on end-to-end basis and amounts are recorded as call rate revenues of NTT East or West.
	5	We compute ARPU for our cellular business using two aggregate measures.
— Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

— Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

— Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	6	We show ARPU for our i-mode using two aggregate measures.
— i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
— ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.
	7	International service-related revenues in the cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for the fiscal year ending Mar. 31, 2006, due to their growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU results for the 1st quarter ended Jun. 30, 2005 are 30 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova); those for 2nd quarter ended Sept. 30, 2005 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); those for 3rd quarter ended Dec. 31, 2005 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); those for 4th Quarter ended Mar. 31, 2006 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova); those for the fiscal year ended Mar. 31, 2006 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); and forecasts for the fiscal year ending Mar. 31, 2007 are 60 yen for Cellular Aggregate ARPU (FOMA+mova), 80 yen for Cellular Aggregate ARPU (FOMA), and 40 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in previous reports does not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from international services for the relevant periods is 20 yen for the fiscal year ended Mar. 31, 2005.
	8	Communication module service subscribers and the revenues thereof are not included in the ARPU calculations.
	9	No. of active subscribers used in ARPU calculation are as below:

—     FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

—     1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

—     2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sept.

—     3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

—     4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.

**     active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

	*	Partial listing only.

6. Interest-Bearing Liabilities (Consolidated)
	(billions of yen)
	As of Mar. 31, 2005		As of Mar. 31, 2006		As of Mar. 31, 2007 (Forecast)

Interest-Bearing Liabilities		5,525.8		5,296.2		5,020.0

7. Indices (Consolidated)
	Year Ended Mar. 31, 2005		Year Ended Mar. 31, 2006		Year Ending Mar. 31, 2007 (Forecast)
Operating Income	1,211.2	billion yen	1,190.7	billion yen	1,200.0	billion yen
EBITDA Margin	32.8%		32.1%		31.8%
Operating FCF	1,482.2	billion yen	1,250.7	billion yen	1,290.0	billion yen
ROCE	5.8%		5.8%		5.8%
Note: The reconciliation of Indices is as follows.

	Year Ended Mar. 31, 2005		Year Ended Mar. 31, 2006		Year Ending Mar. 31, 2007 (Forecast)
EBITDA Margin [(c/d)X100]	32.8%		32.1%		31.8%
a Operating Income	1,211.2	billion yen	1,190.7	billion yen	1,200.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4	billion yen	2,251.9	billion yen	2,230.0	billion yen
c EBITDA (a+b)	3,539.6	billion yen	3,442.6	billion yen	3,430.0	billion yen
d Operating Revenues	10,805.9	billion yen	10,741.1	billion yen	10,800.0	billion yen

Operating FCF [(c-d)]	1,482.2	billion yen	1,250.7	billion yen	1,290.0	billion yen
a Operating Income	1,211.2	billion yen	1,190.7	billion yen	1,200.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4	billion yen	2,251.9	billion yen	2,230.0	billion yen
c EBITDA (a+b)	3,539.6	billion yen	3,442.6	billion yen	3,430.0	billion yen
d Capital Investment	2,057.4	billion yen	2,191.9	billion yen	2,140.0	billion yen

ROCE [(b/c)X100]	5.8%		5.8%		5.8%
a Operating Income	1,211.2	billion yen	1,190.7	billion yen	1,200.0	billion yen
(Normal Statutory Tax Rate)	41%		41%		41%
b Operating Income X (1-Normal Statutory Tax Rate)	715.7	billion yen	703.6	billion yen	708.0	billion yen
c Operating Capital Employed	12,307.0	billion yen	12,185.1	billion yen	12,139.4	billion yen

	(billons of yen)
	Year Ended Mar. 31, 2005	Year Ended Mar. 31, 2006
NTT Group Consolidated Capital Investment	2,057.4	2,191.9
Payments for property, plant and equipment	1,611.0	1,696.3
Acquisition of intangibles and other assets	543.7	463.3
Other differences	(97.3)	32.3